Exhibit 99.2

MOUNTAIN PROVINCE DIAMONDS INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the shareholders of Mountain Province Diamonds Inc. (“Mountain Province” or the “Corporation”) will be held on Thursday, June 30, 2022 at 11:00 a.m. Eastern Time. Our Meeting will be held as a virtual only shareholder meeting with participation electronically, which will be conducted via live webcast over the internet at: https://meetnow.global/M9L7GG4 Participation in the Meeting will be explained further in the accompanying proxy or voting instruction form, as applicable, and management information circular. Shareholders will not be able to attend the Meeting in person.

At the Meeting you will be asked to vote on the following items of business:

(a)	to receive and consider the consolidated audited financial statements of Mountain Province for the year ended December 31, 2021, together with the report of the auditors thereon;
(b)	to fix the number of directors at seven (7);
(c)	to elect directors for the ensuing year;
(d)	to re-appoint the auditors of Mountain Province and to authorize the directors of Mountain Province to fix the auditors’ remuneration; and
(e)	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

This notice is accompanied by a management information circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders, and, for those registered shareholders who so requested, a copy of the audited annual consolidated financial statements and management’s discussion and analysis (“MD&A”) of the Corporation for the year ended December 31, 2021 (collectively, the “Meeting Materials”). Shareholders are able to request to receive copies of the Corporation’s annual report (including audited consolidated financial statements and MD&A) and/or interim consolidated financial report and MD&A by marking the appropriate box on the form of proxy or voting instruction form, as applicable. The audited annual consolidated financial statements and MD&A of the Corporation for the year ended December 31, 2021 are being sent to those shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Corporation at info@mountainprovince.com or they can be found on SEDAR at www.sedar.com, or on the Corporation’s website at www.mountainprovince.com.

The Meeting Materials will be available on the Corporation’s website as of June 7, 2022, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on SEDAR at www.sedar.com as of June 7, 2022.

The Board of Directors of the Corporation has fixed the close of business on May 27, 2022 as the record date, being the date for the determination of the registered holders of common shares entitled to receive notice of, and to vote at, the Meeting and any adjournment thereof.

The Board of Directors of the Corporation has fixed 11:00 am Eastern Time on Tuesday, June 28, 2022, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays), as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Corporation’s transfer agent.

If you have any questions relating to the Meeting, please contact the Corporation by calling toll-free in North America at 1-855-561-4524 or by email at info@mountainprovince.com.

Shareholders who are unable to attend the Meeting electronically are requested to complete, date, sign and send the enclosed form of proxy to Computershare Investor Services Inc. so that as large a representation as possible may be had at the Meeting.

DATED at Calgary, Alberta this 27th day of May, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

“Mark Wall”

Mark Wall

President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

for the

ANNUAL GENERAL MEETING OF SHAREHOLDERS

of

MOUNTAIN PROVINCE DIAMONDS INC.

to be held on

THURSDAY, JUNE 30, 2022

MAY 27, 2022

MOUNTAIN PROVINCE DIAMONDS INC.

161 Bay Street, Suite 1410, P.O. Box 216
Toronto, Ontario, Canada M5J 2S1

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Mountain Province Diamonds Inc. for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held virtually on Thursday, June 30, 2022 at 11:00 a.m. Eastern Time. The Meeting has been called for the purposes set forth in the Notice of Annual General Meeting (the “Notice of Meeting”) that accompanies this Information Circular.

References in this Information Circular to “we”, “us”, “our” and similar terms, as well as references to “Mountain Province” and the “Corporation”, refer to Mountain Province Diamonds Inc. and references to “Board” refer to our board of directors. Unless otherwise indicated, the information in this Information Circular is given as at May 27, 2022 and all dollar references in this Information Circular are to Canadian dollars, unless otherwise noted.

The solicitation of proxies by Mountain Province is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “US Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 promulgated under the US Exchange Act. Accordingly, this Information Circular has been prepared in accordance with the applicable disclosure requirements in Canada and shareholders in the United States are cautioned that this Information Circular has not been prepared in accordance with the disclosure requirements applicable to proxy statements under the US Exchange Act.

GENERAL PROXY AND VOTING INFORMATION

Virtual Meeting

Shareholders will not be able to attend the Meeting in person. They will however, be able to vote on all business brought before the meeting and submit questions for consideration as they would at an in-person shareholders meeting. Shareholders that usually vote by proxy ahead of the meeting will be able to do so in the normal way.

A registered shareholder that wishes to participate in the Meeting will access the Meeting at https://meetnow.global/M9L7GG4 and enter the unique control number that will be provided to access the Meeting. Shareholders will be able to participate, vote, or submit questions during the Meeting’s live webcast.

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Participating at the Meeting

The meeting will be hosted online by way of a live webcast. Shareholders will not be able to attend the meeting in person. A summary of the information shareholders will need to attend the online meeting is provided below. The meeting will begin at 11:00 am (Toronto time) on Thursday, June 30, 2022.

•	Registered Shareholders that have a 15-digit control number, along with duly appointed proxyholders who were assigned an Invitation Code by Computershare Trust Company of Canada / Computershare Investor Services Inc. (“Computershare”) (see details under the heading “Appointment of Proxies”), will be able to vote and submit questions during the meeting. To do so, please go to https://meetnow.global/M9L7GG4 prior to the start of the meeting to login. Click on “Shareholder” and enter your 15-digit control number or click on “Invitation Code” and enter your Invitation Code. Non-Registered Shareholders who have not appointed themselves to vote at the meeting, may login as a guest, by clicking on “Guest” and completing the online form.

•	United States Beneficial holders: To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the Annual General Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Annual General Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare
100 University Avenue

8th Floor

Toronto, Ontario

M5J 2Y1

OR

Email at uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than June 28, 2022 by 11:00 am Toronto time. You will receive a confirmation of your registration by email after we receive your registration materials. You may attend the Annual General Meeting and vote your shares at https://meetnow.global/M9L7GG4 during the meeting. Please note that you are required to register your appointment at www.computershare.com/MountainProvince.

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•	Non-Registered Shareholders who do not have a 15-digit control number or Invitation Code will only be able to attend as a guest which allows them listen to the meeting however will not be able to vote or submit questions.

•	If you are using a 15-digit control number to login to the online meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote by ballot on the matters put forth at the meeting. If you DO NOT wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the meeting as a guest.

•	If you are eligible to vote at the meeting, it is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the meeting.

Voting at the Meeting

A registered Shareholder, or a non-registered Shareholder who has appointed themselves or a third-party proxyholder to represent them at the Meeting, will appear on a list of shareholders prepared by Computershare, the transfer agent and registrar for the Meeting. To have their Shares voted at the Meeting, each registered Shareholder or proxyholder will be required to enter their control number or invitation code provided by Computershare at https://meetnow.global/M9L7GG4 prior to the start of the Meeting.

Registered Shareholders and duly appointed proxyholders can participate in the meeting by clicking “Shareholder” and entering a control number or an invitation code before the start of the meeting.

Registered Shareholders - The 15-digit control number is located on the form of proxy or in the email notification you received.

Duly appointed proxyholders - Computershare will provide the proxyholder with an invitation code after the voting deadline has passed.

In order to participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing an Invitation Code.

It is important that you are connected to the internet at all times during the meeting in order to vote when balloting commences.

In order to vote, non-registered Shareholders who appoint themselves as a proxyholder MUST register with Computershare at http://www.computershare.com/MountainProvince after submitting their voting instruction form in order to receive a username (please see the information under the headings “Appointment of Proxies” below for details). In all cases, registered Shareholders must ensure their Proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting, or the adjournment thereof, at which the Proxy is to be used.

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Shareholders who wish to appoint a third-party proxyholder to represent them at the virtual meeting must submit their Proxy or Voting Instruction Form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a Shareholder has submitted their Proxy or Voting Instruction Form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving an Invite Code to participate in the meeting.

To register a proxyholder, Shareholders MUST visit https://www.computershare.com/ MountainProvince by 11:00 am (Toronto time) on Tuesday, June 28, 2022 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of the Corporation for use at the Meeting (and at any adjournment thereof) to be held on Thursday, June 30, 2022 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

The Corporation will bear the expense of this solicitation. It is expected the solicitation will be made by mail, but regular employees or representatives of the Corporation (none of whom shall receive any extra compensation for these activities) may also solicit by telephone, facsimile, and in person and arrange for intermediaries to send this Information Circular and the form of proxy to their principals at the expense of the Corporation.

Record Date

The Corporation has set the close of business on May 27, 2022 as the record date for determining which shareholders shall be entitled to receive notice of the Meeting and to vote at the Meeting (the “Record Date”). Only shareholders of record as of the Record Date shall be entitled to receive notice of the Meeting and to vote at the Meeting.

Appointment of Proxies

Shareholders who wish to appoint a third-party proxyholder to represent them at the online meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving an Invitation Code to participate in the meeting.

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To register a proxyholder, shareholders MUST visit

https://www.computershare.com/MountainProvince by 11:00 am (Toronto time) on Tuesday, June 28, 2022 and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a Username via email.

A proxy can be submitted to Computershare either in person, or by mail or courier, to 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, or via the internet at www.investorvote.com. The proxy must be deposited with Computershare by no later than 11:00 am (Toronto time) on Tuesday, June 28, 2022 or if the meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays and statutory holidays, before the commencement of such adjourned or postponed meeting. If a shareholder who has submitted a proxy attends the meeting via the webcast and has accepted the terms and conditions when entering the meeting online, any votes cast by such shareholder on a ballot will be counted and the submitted proxy will be disregarded.

Without an Invitation Code, proxyholders will not be able to vote at the meeting.

Provisions Relating to Voting of Proxies

The Common Shares represented by proxy will be voted or withheld from voting by the designated proxy holder in accordance with the instructions of the shareholder appointing him or her on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. If there are no instructions provided by the shareholder, those Common Shares will be voted in favour of all proposals set out in this Information Circular. The form of proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the date of this Information Circular, the management of the Corporation knows of no other matters which may come before the Meeting other than those referred to in the Notice of Meeting.

To have their shares voted at the Meeting, each registered Shareholder or proxyholder will be required to enter their control number or Username provided by Computershare at https://meetnow.global/M9L7GG4 prior to the start of the Meeting. In order to vote, non-registered Shareholders who appoint themselves as a proxyholder MUST register with Computershare at http://www.computershare.com/MountainProvince after submitting their voting instruction form in order to receive a username.

Revocation of Proxies

Any registered shareholder who has returned a form of proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

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The instrument revoking the proxy must be deposited at the head office of the Corporation, 161 Bay Street, Suite 1410, Toronto Ontario, Canada M5J 2S1 at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof duly authorized. Only registered shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their vote must, at least seven (7) days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.

Entry of a control number or Invitation Code provided by Computershare at https://meetnow.global/M9L7GG4 prior to the start of the Meeting by a registered shareholder will result in the revocation of any proxy previously granted by such registered shareholder.

Beneficial Shareholders of Common Shares

A substantial number of shareholders do not hold Common Shares in their own names (“Beneficial Shareholders”). You are a Beneficial Shareholder if the Common Shares you own are registered in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee and not in your name. Only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. In Canada, the vast majority of such common shares are registered in the name of the shareholder’s broker or an agent of that broker. Common Shares held by brokers or their agents or nominees can only be voted upon the instructions of the Beneficial Shareholders. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.

There are two kinds of Beneficial Shareholders: (i) those who object to their names being made known to the Corporation, referred to as objecting beneficial owners (“OBOs”); and (ii) those who do not object to the Corporation knowing who they are, referred to as non-objecting beneficial owners (“NOBOs”). The Corporation has distributed copies of the Notice of Meeting and the form of proxy directly to NOBOs and to the clearing agencies and intermediaries for distribution to OBOs.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of the Beneficial Shareholder broker (or agent of the broker), a Beneficial Shareholder may attend the Meeting as proxy holder for the registered shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxy holder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting. Alternatively, a Beneficial Shareholder may request in writing that their broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote their Common Shares.

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If the Corporation or its agent has sent these materials directly to you, your name, address and information about your holding of securities has been obtained in accordance with applicable securities regulatory requirements from the nominee holding on your behalf. By choosing to send the Notice of Meeting, and if applicable, the Information Circular, audited annual consolidated financial statements of the Corporation for the fiscal year ended December 31, 2021 and management’s discussion and analysis (the “Meeting Materials”) to you directly, the Corporation (and not the nominee holding on your behalf) has assumed responsibility for delivering materials to you and executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions. The Corporation intends to pay for intermediaries to forward the proxy-related materials and the request for voting instructions made by intermediary to OBOs.

Voting of Common Shares and Exercise of Discretion of Proxies

On any poll, the persons named in the form of proxy provided to registered shareholders will vote the Common Shares in respect of which they are appointed and, where instructions are given by the shareholder in respect of voting for or against any resolutions will do so in accordance with such instructions.

In the absence of any direction in the proxy, it is intended that such Common Shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The form of proxy, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. At the date of this Information Circular, management of the Corporation is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters, which are not now known to management, should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the proxy holders.

Approval of Matters

Unless otherwise noted, approval of matters to be placed before the Meeting is by an “ordinary resolution” which is a resolution passed by a simple majority (50%+1) of the votes cast by shareholders of the Corporation present and entitled to vote electronically or by proxy.

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INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Information Circular, no person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation’s last financial year, no proposed nominee of the Corporation for election as a director of the Corporation, and no associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, after reasonable enquiry, other than as disclosed herein, no informed person of the Corporation, or any associate or affiliate of any informed person, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation since the commencement of the Corporation's most recently completed fiscal year.

Dunebridge Worldwide Ltd. (“Dunebridge”), an entity ultimately beneficially owned by Dermot Desmond.

On September 30, 2020, the Company entered into the Dunebridge Revolving Credit Facility (“Dunebridge RCF”) of up to US$25 million, with first ranking lien terms. The Dunebridge RCF carries an interest rate of 5% per annum, and was initially repayable on September 30, 2021. Interest is payable on a monthly basis. The agreement also required an upfront 1% financing fee, which was paid on September 30, 2020. The Dunebridge RCF is not subject to any financial covenants. A default would occur if the Company is unable to make the monthly interest payments, or the principal repayment.

The Dunebridge RCF includes various restrictive covenants which requires that no additional indebtedness be entered into, and no new agreements related to the sale of diamonds, beyond what currently exists, without prior written approval from Dunebridge.

Under the Dunebridge RCF, permitted distributions to third parties (which include dividends) are subject to the Company having a net debt to EBITDA ratio of less than or equal to 1.75:1. Net debt is equal to total debt, less cash and cash equivalents. The aggregate amount of all distributions paid during the rolling four quarters up to and including the date of such distribution does not exceed 25% of free cash flows (“FCF”) during such period. FCF is defined as EBITDA minus, without duplication, (a) capital expenditures, (b) cash taxes, (c) any applicable standby fee, other fees or finance costs payable to the finance parties in connection with the Dunebridge RCF, (d) interest expenses and (e) any indebtedness (including mandatory prepayments) permitted under the existing agreement. Also, the available liquidity after payment of a distribution must be greater than or equal to US$60 million for distributions paid during a quarter ending March 31, or US$50 million for other quarters, where the aggregate amount of the all-advances outstanding does not exceed US$10 million.

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On September 24, 2021, the Dunebridge RCF was extended with the same restrictive covenants described above. The repayment date was extended to March 31, 2022, and an upfront 2% extension fee of US$0.5 million was paid. The extension of the Dunebridge RCF was subject to the Dunebridge Term Facility (“Term Facility”) (below) being fully repaid, and terminated. The Dunebridge RCF continues to carry an interest rate of 5% per annum.

On May 12, 2021, the Company, with Dunebridge as lender, added a US$33 million Term Facility to its existing US$25 million Dunebridge RCF, with first ranking lien terms. The Term Facility bears interest at a fixed rate of 10% per annum, net of withholding taxes, payable monthly. In addition to the interest, a flat 5% fee is payable on each advance made thereunder.

On March 28, 2022, the Company completed a US$50M credit facility with Dunebridge bearing a cash payment interest rate of 8% per annum or an effective interest rate of 15.8%, paid semi-annually until December 2022. Following this date, the interest rate will be 2% above the margin on the senior secured notes payable then outstanding. The maturity date of this credit facility is December 15, 2027. The Dunebridge Junior Credit Facility (“Dunebridge JCF”) is secured by substantially all of the properties and assets of the Company and its subsidiaries on a junior basis to the Company’s existing senior secured notes payable. The Company is entitled to prepay the Dunebridge JCF at any time prior to the maturity date without penalty.

The Company issued to Dunebridge 41 million common share purchase warrants, exercisable in whole or in part at any time up to December 15, 2027 at an exercise price of US$0.60975 per common share.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As of May 27, 2022, being the Record Date for the Meeting, the Corporation has issued and outstanding 210,909,141 fully paid and non-assessable common shares without par value, each share carrying the right to one (1) vote. The common shares of the Corporation (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol ‘MPVD’. The Corporation has no other classes of voting securities and does not have any classes of restricted securities.

Any shareholder of record at the close of business on May 27, 2022 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s Common Shares voted at the Meeting.

To the best of the knowledge of the directors and executive officers of the Corporation, the only person who, or corporation which, beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, is:

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Name of Shareholder	Number of Common Shares Held	Percentage of issued and outstanding share capital of 210,909,141 Common Shares (as at May 27, 2022)
Dermot Fachtna Desmond (through Vertigol Unlimited Company, a private Irish investment corporation, of which Mr. Desmond is the ultimate beneficial owner	74,696,071	35.42%

 ELECTION OF DIRECTORS

Management of the Corporation is seeking shareholder approval of an ordinary resolution to set the number of directors of the Corporation at seven (7) for the ensuing year. The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual meeting of the Corporation or until his or her successor is elected or appointed, unless his or her office is earlier vacated. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

The following table sets out the names of the nominees for election as directors, the province or state and country in which each is ordinarily resident, the period or periods during which each has served as a director, the first and last positions held in the Corporation and their present principal occupations as at the date hereof, and the number of common shares of the Corporation or any of its subsidiaries beneficially owned or controlled or directed by each, directly or indirectly, as at the end of the Corporation’s most recent fiscal year and as at May 27 2022 if applicable. For further information on the directors, reference “Board of Directors” under the section “Disclosure of Corporate Governance Practices” on page 42 of this Information Circular.

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Jonathan Comerford (1)
	Mr. Comerford, the Chairman of the Board and a director of the Corporation, is an investment manager at International Investment and Underwriting Ltd. He obtained his Masters in Business from the Michael Smurfit Business School in 1993 and his Bachelor of Economics from University College, Dublin in 1992.
Chairman of the Board
(Non-Independent) (2)	Key Areas of Expertise/Experience
	Corporate Responsibility
Investment Manager

Director since:
September 21, 2001	Board/Committee Membership		2021 Attendance	2022 Attendance	Public Board Membership
	Board of Directors		7 of 7	4 of 4	Nil

Age: 50	Securities Held:

County Dublin,			Common Shares Held	Value of Common Shares Held ($)(4)		RSUs held
Ireland	As At(3)		(#)			(#)
	May 27, 2022		353,573	258,109		144,034
	December 31, 2021		353,573	268,715		30,000
	December 31, 2020		353,573	212,144		30,000
	Change		Nil			114,034

	Date of Grant	Exercise Price	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised	Value of options vested during the year ($)(5)
		($)				In-the-money options ($)
	22-Dec-2017	3.48	150,000	150,000	21-Dec-2022	Nil	Nil

	Total		150,000	150,000		Nil	Nil

	Mr. Comerford did not exercise any stock options during the year ended December 31, 2021.

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Mark Wall (1) President and Chief Executive Officer of the Corporation (Non-Independent)
Mr. Wall was appointed President and Chief Executive Officer of Mountain Province on November 15, 2021. Prior to joining the company, he was the CEO of Streamers Gold Mining Corporation, a wholly owned subsidiary of Shandong Gold Mining (Hong Kong) one of the world’s largest gold mining companies by market capitalization. Mr. Wall was previously the Chief Commercial Officer then Chief Operating Officer for TSX listed Nevada Copper and the Senior Vice President & Operations Officer for Barrick Gold Corporation (TSX/NYSE).

Director since:	Key Areas of Expertise/Experience
November 15, 2021	Executive Management			Corporate Responsibility
	Mining/Operations			Merger and Acquisition
Age: 55
	Board/Committee Membership		2021 Attendance	2022 Attendance	Public Board Membership
Calgary,
Canada	Board of Directors		1 of 1	4 of 4	Nil

Securities Held:

	As At(3)			Value of Common Shares Held ($)(4)
			Common Shares Held			RSUs held
			(#)			(#)
	May 27, 2022		Nil	Nil		210,084
	December 31, 2021		Nil	Nil		Nil
	December 31, 220		Nil	Nil		Nil
	Change		Nil			Nil

	Date of Grant	Exercise Price	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised	Value of options vested during the year ($)(5)
		($)				In-the-money options ($)
	17-Jan-2022	0.714	1,190,476	Nil	17-Jan-2027	Nil	Nil
	15-Nov-2021	0.62	2,000,000	Nil	15-Nov-2026	Nil	Nil
	Total		3,190,476	Nil		Nil	Nil

Mr. Wall did not exercise any stock options during the year ended December 31, 2021.

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Brett Desmond(1) Director (Non-Independent)(2) Investment Professional
Mr. Desmond started his finance career in 2000 with Morgan Stanley in London, U.K., initially in corporate finance. He worked with Commerzbank Securities in the proprietary trading group, trading equities and convertible bonds. Mr. Desmond was part of a team that left Commerzbank Securities to found a wealth management group in 2005, where he managed an equity fund. This business was acquired by another fund in 2010. From 2011 to 2014, Mr. Desmond was Senior Vice President for corporate development for Daon, an identity assurance software company whose clients include the US government and major US and global banks. Mr. Desmond is a director of two recreational golf and real estate developments in Europe. He is also co-owner of the Five Guys restaurant franchise in Ireland. Mr. Desmond graduated with a Bachelor of Commerce degree from University College Dublin in 1999.

Director since:	Key Areas of Expertise/Experience
June 13, 2019	Capital Markets			Executive Management
Corporate Finance
Age: 44
	Board/Committee Membership		2021 Attendance	2022 Attendance	Public Board Membership
Dublin, Ireland	Board of Directors		7 of 7	4 of 4	Nil
	Corporate Governance and Nominating Committee		15 of 15	Nil

Securities Held:

	Fiscal Year(3)		Common Shares Held		Value of Common Shares Held ($)(4)		RSUs held
(#)
	27-May-2022		352,625		257,416		116,022
	31-Dec-2021		352,625		211,575		30,000
	31-Dec-2020		352,625		211,575		30,000
	Change		Nil				86,022

	Date of Grant	Exercise Price	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised	Value of options vested during the year ($)(5)
In-the-money options ($)
	N/A	Nil	Nil	Nil	Nil	Nil	Nil
	Total	Nil	Nil	Nil	Nil	Nil	Nil

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Karen Goracke(1) Director (Independent) (2) President and CEO. Director since: November 3, 2016
	Ms. Goracke serves as the President and CEO of Borsheims Fine Jewellery and Gifts, a Berkshire Hathaway company. Ms. Goracke began her career at Borsheims in 1988 as a sales associate, but soon was promoted. In her time at Borsheims, she has worked as inventory supervisor, watch buyer, ladies jewellery buyer, director of merchandising, and, in 2013, was named President and CEO by Berkshire Hathaway Chairman Warren Buffett. Ms. Goracke graduated from the University of Nebraska-Kearney with Bachelors of Science degrees in Business Administration and Organizational Communication. She serves as a Director with the Jewelers Vigilance Committee, the leading compliance organization in the jewellery and gem industry. She also serves as a Director with Jewelers of America and as well as on a number of other boards and committees within the gem and jewellery industry.

Age: 55	Key Areas of Expertise/Experience
	US Retail Diamond Market			Executive Management
Omaha,	Corporate Responsibility			Corporate Ethics
United States
of America	Board/Committee Membership		2021 Attendance	2022 Attendance	Public Board Membership
	Board of Directors		7 of 7	4 of 4	Nil
	Compensation Committee		5 of 5	Nil
	Corporate Governance and Nominating Committee		14 of 15	Nil

	Securities Held:

	Fiscal Year(3)		Common Shares Held (#)		Value of Common Shares Held ($)(4)		RSUs held (#)

	May 27, 2022		65,000		47,450		116,022
	December 31, 2021		65,000		49,400		40,000
	December 31, 2020		65,000		39,000		40,000
	Change		Nil				76,022

	Date of Grant	Exercise Price	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised	Value of options vested during the year ($)(5)
		($)				In-the-money options ($)
	22-Dec-2017	3.48	100,000	100,000	21-Dec-2022	Nil	Nil
	Total		100,000	100,000		Nil	Nil

	Ms. Goracke did not exercise any options during the year ended December 31, 2021.

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Daniel Johnson(1) Director (Independent) (2) Executive Director since: September 22, 2021	Mr. Johnson has over 40 years of mining industry experience. An accomplished leader, Mr. Johnson’s expertise ranges from mine design, construction, and operations, to finance and corporate management. Mr. Johnson has extensive experience in diamonds and Northern mines, including being the GM of BHP’s Ekati Diamond Mine during development through construction, CEO/President of Diamond Fields International, and the VP of Tahera Diamonds for the development and operations of the Jericho Diamond Mine in Nunavut. Currently Mr. Johnson serves as Principal at JDS Energy and Mining Inc., where among other accomplishments, he directed the Feasibility Study and Project Development for Gahcho Kué.
Key Areas of Expertise/Experience
Age: 66	Mineral Exploration			Executive Management
Managing/Leading Growth
Virginia,	Mining/Operations
United States
of America	Board/Committee Membership		2021 Attendance	2022 Attendance	Public Board Membership
	Board of Directors		2 of 2	3 of 4	Nil
	Audit and Risk Committee		1 of 1	2 of 2
	Compensation Committee		N/A	N/A

Securities Held:

	As At(3)		Common Shares Held (#)		Value of Common Shares Held ($)(4)		RSUs held (#)

	May 27, 2022		17,500		12,775		56,022
	December 31, 2021		Nil		Nil		Nil

	Change		Nil				56,022

	Date of Grant	Exercise Price	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised	Value of options vested during the year ($)(5)
		($)				In-the-money options ($)
	N/A	Nil	Nil	Nil	Nil	Nil	Nil
	Total	Nil	Nil	Nil	Nil	Nil	Nil

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Ken Robertson(1) Director (Independent) (2) Director since: June 7, 2020
Mr. Robertson is a certified professional accountant and financial executive with strong financial experience in the mining industry. Mr. Robertson spent 36 years at Ernst & Young LLP and left the firm in 2015 as a partner and senior executive. Mr. Robertson’s professional experience with Ernst & Young included audit and accounting, mergers and acquisitions, securities regulatory compliance, fraud investigation, internal controls and expert witness and arbitration. Mr. Robertson holds the ICD.D designation from the Institute of Corporate Directors. and holds a BCOMM from McMaster University. Most recently, he has served as an independent director and chair of the audit committee on the boards Minkabu Inc, Avcorp Industries Incorporated, SAIS and Gold Royalty Corp.

Age: 67	Key Areas of Expertise/Experience
	Executive Management			Corporate Responsibility
Ontario,	Managing/Leading Growth			Corporate Finance
Canada
	Board/Committee Membership		2021 Attendance	2022 Attendance	Public Board Membership
	Board of Directors		7 of 7	4 of 4	Avcorp Industries Incorporated
	Compensation Committee		5 of 5	Nil	Gold Royalty Corp.
	Audit and Risk Committee		5 of 5	2 of 2

Securities Held:

	As At(3)		Common Shares Held (#)		Value of Common Shares Held ($)(4)		RSUs held (#)

	May 27, 2022		Nil		Nil		86,022
	December 31, 2021		Nil		Nil		30,000

	Change		N/A				56,022

	Date of Grant	Exercise Price	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised	Value of options vested during the year ($)(5)
		($)				In-the-money options ($)
	N/A	Nil	Nil	Nil	Nil	Nil	Nil
	Total	Nil	Nil	Nil	Nil	Nil	Nil

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Kelly Stark-Anderson, LL.B. (1) Director (Independent) (2) Executive. Director since: May 19, 2022
Ms. Stark-Anderson serves as Executive Vice President, Corporate Affairs, General Counsel and Corporate Secretary / Corporate Compliance Officer of Dundee Precious Metals Inc., a Canadian-based international mining company engaged in the acquisition, exploration, development, mining and processing of precious metal properties. Ms. Stark-Anderson has over 25 years experience as a lawyer. Before joining Dundee Precious Metals Inc., she was VP Legal and Corporate Secretary for SSR Mining Inc. and prior to that, she led her own firm providing corporate/commercial, governance and securities compliance services to public, private and crown entities. Ms. Stark-Anderson holds a Bachelor of Laws degree from the University of Toronto and a Bachelor of Arts (Honours) - Economics degree from the University of Calgary.

Age: 58	Key Areas of Expertise/Experience
	Public Company Securities Compliance			Executive Leadership
Toronto,	Corporate Responsibility/Sustainability			Corporate Governance
Ontario
	Board/Committee Membership		2021 Attendance	2022 Attendance	Public Board Membership
	Board of Directors		N/A	N/A	Nil
	Audit and Risk Committee		N/A	N/A
	Corporate Governance and Nominating Committee		N/A	N/A

Securities Held:

	Fiscal Year(3)		Common Shares Held (#)		Value of Common Shares Held ($)(4)		RSUs held (#)

	May 27, 2022		Nil		Nil		Nil
	December 31, 2021		Nil		Nil		Nil
	December 31, 2020		Nil		Nil		Nil
	Change		Nil				Nil

	Date of Grant	Exercise Price	Options Held (#)	Options Vested (#)	Expiration Date	Value of unexercised	Value of options vested during the year ($)(5)
		($)				In-the-money options ($)
	N/A	Nil	Nil	Nil	Nil	Nil	Nil
	Total		Nil	Nil		Nil	Nil

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(1)	For additional compensation information, see “Executive Compensation”, below.
(2)	“Independent” refers to the standards of independence under National Instrument 52-110 - Audit Committees and under relevant United States securities laws.
(3)	“Securities held” refers to the number of Common Shares and RSUs beneficially owned, controlled or directed (directly or indirectly) by the director as at December 31, 2021, December 31, 2020 and May 27, 2022, as applicable, and options beneficially owned by the director as at May 27, 2022.
(4)	“Value of Common Shares held” is calculated by multiplying the total number of Common Shares held by the closing price of the Common Shares on the TSX on the last trading day of the fiscal year (December 31, 2021-$0.76, December 31, 2020-$0.60, May 27, 2022-$0.73).
(5)	“Value of options vested during the year” is calculated by multiplying the total number of options vested during the year by the difference between the market price of the Common Shares on the TSX on the date of vesting and the exercise price of such options.

In April 2013, the Board adopted a majority voting policy, which is available on the Corporation’s website at www.mountainprovince.com. Under this policy, if a nominee for director receives a greater number of votes “withheld” from his or her election than votes “for” his or her election (a “Majority Withhold Vote”), such director shall promptly tender to the Board his or her resignation as a Corporation director following certification of the shareholder vote by the scrutineer at the Meeting (the “Scrutineer”) for such uncontested election. The Corporate Governance Committee of the Board will duly consider and recommend to the Board whether to accept or reject the resignation received from each director who received a Majority Withhold Vote. Following the recommendation of the Corporate Governance Committee, the independent members of the Board will make a determination of the action to take with respect to the offer of resignation, not later than 90 days after written certification of the shareholder vote by the Scrutineer. The Board shall accept the resignation absent exceptional circumstances.

According to the policy, the affected director cannot participate in the deliberations of the Corporate Governance Committee or the Board as to whether to request his or her resignation. The majority voting policy applies only in circumstances involving an uncontested election of directors, meaning an election in which the number of nominees is equal to the number of directors to be elected.

To the best of management’s knowledge, no proposed director is, or has been within the last ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any Corporation that:

(a)	was the subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer;
(b)	was subject to an order that was issued after the proposed director ceased to be a director, chief executive office or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

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(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of management’s knowledge, no proposed director has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

To the best of management’s knowledge, no proposed director has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed nominee director.

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EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)	“Chief Executive Officer” or “CEO” of the Corporation means the individual who served as chief executive officer of the Corporation during the most recently completed financial year;
(b)	“Chief Financial Officer” or “CFO” of the Corporation means the individual who served as chief financial officer of the Corporation during the most recently completed financial year;
(c)	“executive officer” of the Corporation means an individual who is a Chairman or Vice-Chairman of the Board, the President, a Vice-President in charge of a principal business unit, division or function including sales, finance or production, an officer of the Corporation or any of its subsidiaries who performed a policy-making function in respect of the Corporation, or any other individual who performed a policy-making function in respect of the Corporation;
(d)	“Named Executive Officers” or “NEO” means;
(i)	the CEO;
(ii)	the CFO; and
(iii)	each of the Corporation’s three most highly compensated officers (including any of its subsidiaries), other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation, individually, exceeded $150,000;
(e)	“Option-Based Award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;
(f)	“Share-Based Award” means an award under an equity incentive plan or equity-based instruments that do not have option-like features, including, for greater certainty, Common Shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Governance

Oversight of Compensation Program - The Compensation Committee

The Compensation Committee (the “Compensation Committee”) is responsible for ensuring that the Corporation has in place an appropriate plan for executive compensation and for making recommendations to the Board of Directors with respect to the compensation of the Corporation’s executive officers. The Compensation Committee ensures that total compensation paid to all Named Executive Officers is fair, reasonable and competitive with the industry and is consistent with the Corporation’s compensation philosophy.

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When reviewing the compensation of the executive officers, as needed, the Compensation Committee considers the following objectives: (i) recruiting and retaining the executives critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation based upon a detailed comparison with the compensation levels paid for similar positions by similar companies; (iii) balancing the interests of management and shareholders of the Corporation; and (iv) rewarding performance, both on an individual basis and with respect to the business in general. The Compensation Committee has the responsibility of reviewing the executive officers’ total compensation package in consultation with the CEO and making proposals to the Board of Directors, reviewing and advising on stock option guidelines, including recommendations on specific option grants, and reviewing and communicating to the Board of Directors the compensation policies and principles that will be applied to other executives and employees of the Corporation.

Composition of the Compensation Committee

The Corporation’s Compensation Committee consists of Karen Goracke (Chair), Daniel Johnson and Ken Robertson, three (3) non-management directors who are also “independent” directors, as defined in National Instrument 52-110 - Audit Committees and under relevant United States securities laws. All of the current Compensation Committee members have significant experience with public companies and ongoing resource sector involvement. The skills and experience of each committee member that enable the Compensation Committee to make decisions on the suitability of the Corporation’s compensation policies and practices are as follows:

Ms. Goracke, Mr. Johnson and Mr. Robertson are or were directors and/or officers of other companies and have experience in compensation matters. The Board believes that the members of the Compensation Committee collectively have the knowledge, experience and background required to fulfill their mandate. Such knowledge, experience and background enable them to make decisions regarding the sustainability of the Corporation’s compensation policies and practices. Ms. Goracke has been the Chair of the Compensation Committee since July 2020. Dean Chambers was a member of the committee until his resignation from the Board on May 19, 2022.

For a discussion of the policies and practices adopted by the Board of Directors to determine the compensation for the Corporation’s directors and executive officers, see below under “Compensation Discussion and Analysis”.

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Risk Management and Assessment

The Corporation’s compensation program is designed to provide Named Executive Officers incentives for the achievement of near-term and long-term objectives, without motivating them to take unnecessary risk. The Board provides regular oversight of the Corporation’s risk management practices and delegates to the Compensation Committee the responsibility to provide risk oversight of the Corporation’s compensation policies and practices, and to identify and mitigate compensation policies and practices that could encourage inappropriate or excessive risk taking by the Named Executive Officers and other members of management. As part of its annual review and discussion of executive compensation, the Compensation Committee noted the following factors that discourage the Corporation’s executives from taking unnecessary or excessive risk:

•	the Corporation’s approach to performance evaluation and compensation will provide greater rewards to an officer achieving both short-term and long-term objectives;
•	short-term incentive payments are derived from performance against pre-approved annual objectives for both the Corporation and the individuals and the Board has discretion with respect to incentive awards and payouts in the event incentives are understated or overstated due to extraordinary circumstances or conditions;
•	the Compensation Committee retains a compensation consultant (Hugessen Consulting) that is independent of management and provides advice in respect of executive compensation, performance measurement and assessment, board effectiveness and related governance.

NEOs and directors are discouraged from purchasing financial instruments designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director, and to the knowledge of the Corporation, no NEO or director has undertaken such hedging transactions. The Corporation does not, however, have a policy expressly prohibiting such purchases.

Based on this review, the Compensation Committee believes that the Corporation’s total executive compensation program does not encourage executive officers to take unnecessary or excessive risk.

Compensation Discussion & Analysis

Compensation Philosophy and Objectives

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success in alignment with long-term shareholder goals.

The Corporation’s compensation philosophy is based on the following fundamental principles:

(a)	compensation programs align with shareholder interests - the Corporation aligns the goals and incentives of executives with maximizing long term shareholder value;

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(b)	performance sensitive - compensation for executive officers is linked to operating and market performance of the Corporation and fluctuates with the performance; and
(c)	market competitive compensation - the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The objectives of the compensation program in compensating all Named Executive Officers were developed based on the above-mentioned compensation philosophy and are as follows:

• to attract, retain, motivate and reward highly qualified executive officers with a history of proven success;

• to align the interests of executive officers with shareholders’ interests and with the execution of the Corporation’s business strategy; and

• to evaluate executive performance on the basis of key measurements that correlate to long-term shareholder value.

Compensation Assessment

The Compensation Committee, as part of its annual compensation will take stock of the compensation levels and practices of companies that are considered reasonably similar to the Corporation.

The compensation benchmark information derived from such sources will not necessarily be directly acted upon by the Compensation Committee, but will be one of a number of factors the Compensation Committee will consider from time to time in its review of executive compensation.

Another major factor considered by the Compensation Committee will be performance of each of the Named Executive Officers against a comprehensive scorecard, which has been developed for each position.

Determination of Compensation

In making compensation recommendations, the Compensation Committee reviews the various elements of each executive’s compensation in the context of the total compensation package and the desired mix of ‘at-risk’ versus fixed elements of compensation as per the Corporation’s compensation philosophy. Based on this review, the Compensation Committee evaluates whether the intended relationship between performance and compensation is being achieved or whether changes are required in order to bring this relationship in line with the compensation philosophy and objectives outlined above. In addition to the objective measures of corporate performance that inform variable compensation decisions from year to year, the Compensation Committee and the Board exercise discretion based on the Corporation’s performance and the individual contributions of each executive in determining actual compensation. In determining the total compensation payable to the NEOs for 2021, the Compensation Committee and the Board took into account a range of relevant factors including but not limited to: Corporation’s financial results, Corporation’s operational results, the duties and responsibilities of each executive officer, their respective performance and contribution towards 2021 results.

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Components of Compensation

The Corporation’s executive compensation currently includes three elements: (i) salary or consulting fees (pursuant to the consulting agreements with the NEOs), (ii) cash bonuses and (iii) long-term incentives by way of the grant of stock options or restricted stock units in accordance with the policies of the TSX and the Corporation’s Long Term Equity Incentive Plan (the “Incentive Plan”). These three elements are considered collectively, although rewarded separately.

Long-Term Incentives

The Corporation provides long-term incentives by granting stock options or restricted share units to executive officers in accordance with the policies of the TSX and the Corporation’s Incentive Plan. Any options granted permit executive officers to acquire Common Shares at an exercise price equal to the closing market price of such shares at the time of grant of the option. The objective of granting options and/or restricted share units is to encourage executive officers to acquire an ownership interest in the Corporation over a period of time, which acts as financial incentive for such executive officers to consider the long-term interests of the Corporation and its shareholders.

When determining the number of stock options or restricted share units to be granted to an executive officer, the Compensation Committee takes into account the number and terms of stock options or restricted share units previously granted to the executive officer, if any, and option compensation granted by similar companies to executives with similar responsibilities.

Other Compensation

The Corporation provides no compensation to its NEOs other than the amounts under their respective employment/consulting arrangements and Long-Term Incentives as described above. For greater certainty, the Corporation makes no commitments for Option-Based Awards or Share-Based Awards other than the stock options granted pursuant to the Corporation’s Incentive Plan.

Pension, Benefits and Perquisites

The Corporation does not provide sponsored or defined pension or retirement plans, nor does it provide any other benefit plans. Employees and/or consultants to the Corporation are expected to provide for their own benefits and retirement.

Report on Executive Compensation

The Corporation’s executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Corporation. The Corporation’s NEO’s during the fiscal year ended December 31, 2021 were Mark Wall, CEO (since November 2021), Stuart Brown, former CEO (from July 2018 to October 2021), Perry Ing, former CFO (from February 2017 to February 2022), Reid Mackie, VP Diamond Marketing, Tom McCandless, VP Exploration and Matthew MacPhail, Chief Technical Officer.

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Executive compensation is generally based on discussion by the Compensation Committee or by the Board. The Corporation entered into an employment agreement with the CEO, Mark Wall, in November 2021. The Corporation entered into an employment agreement with the former CEO, Stuart Brown, in July 2018 which was amended in December 2019 and January 2021, and terminated in October 2021. The Corporation entered into an employment agreement with the former CFO, Perry Ing, in February, 2017 which was amended in December 2017 and December 2019, and terminated in February 2022. The Corporation entered into a consulting agreement with a corporation controlled by the VP Diamond Marketing, Reid Mackie, in July, 2015 which was amended in December 2017. In January 2019, the Corporation entered into an employment agreement with the VP Marketing, Reid Mackie and amended the agreement in December 2019. In November 2018, the Corporation entered into an employment agreement with the VP Exploration, Dr. Tom McCandless and amended the agreement in December 2019. In February 2021, the Corporation entered into an employment agreement with the VP Chief Technical Officer, Matthew MacPhail. The compensation granted to the CEO, former CEO, former CFO, VP Diamond Marketing, VP Exploration and Chief Technical Officer is primarily cash-based; however, Mark Wall, Stuart Brown, Perry Ing, Reid Mackie and Matthew MacPhail were granted options upon the execution of their respective employment and consulting agreements (and the amended agreements) in order to align the interests of management and shareholders. For an overview of these agreements, please refer to the discussion below under the heading “Executive Compensation - Employment/Consulting Agreements of NEOs”.

As part of the Compensation Committee’s “Terms of Reference”, the Compensation Committee is tasked with the responsibility of reviewing and recommending any changes to compensation for the Corporation’s senior management, or to defer such discussions to the Board, and to make any recommendations for the granting of options. In December 2020, the Compensation Committee finalized its recommendations to the Board for changes to compensation for management for 2021 fiscal year. In the first quarter of 2022, the Compensation Committee finalized its recommendation to the Board on the grant of options and restricted share units to Mr. Wall, Mr. Mackie, Dr. McCandless, Mr. MacPhail and Dr. Hayward, which vest over three years commencing on January 17, 2023.

Employment/Consulting Agreements of NEOs

The Corporation and its subsidiaries have employment contracts with the CEO, CFO, VP Diamond Marketing, VP Exploration, Chief Technical Officer and Chief Sustainability Officer.

CEO Compensation

The Corporation has an employment agreement with Mark Wall for his services as President and CEO which was effective November 15, 2021 (the "Wall Agreement"). The monthly salary under the Wall Agreement is $50,000, and in the year ended December 31, 2021, the Corporation paid or accrued a total of $158,273 in monthly salary and bonuses. Under the Wall Agreement, Mr. Wall is entitled to receive a severance payment equal to six months of his salary for the first six months of the term of the Wall Agreement and following six months of the term of the Wall Agreement, Mr. Wall shall be entitled to receive a severance payment equal to 12 months of salary in the event that the Wall Agreement is terminated without cause by the Corporation (as defined in the Wall Agreement). In the event of termination as a result of change in control of the Corporation (as defined in the Wall Agreement), Mr. Wall is entitled to receive a severance payment equal to 24 months of his total annual compensation and full incentive bonus compensation for the same period, all payable within 30 days of termination, and all options and other stock-based compensation awards will fully vest.

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The Corporation had an employment agreement with Stuart Brown for his services as President and CEO which was effective July 1, 2018 and amended in December 2019 and January 2021 (the "Brown Agreement"). The monthly salary under the Brown Agreement was $50,417, and in the year ended December 31, 2021, the Corporation paid or accrued a total of $1,695,157 in monthly salary, bonuses and termination pay. The Brown Agreement was terminated effective October 6, 2021.

CFO Compensation

The Corporation entered into an employment agreement with Perry Ing, to serve as VP Finance, Chief Financial Officer and Corporate Secretary, effective February 6, 2017 and amended in December 2017 and December 2019 (the “Ing Agreement”). The Ing Agreement provided for a monthly salary of $32,417 and in the year ended December 31, 2021, the Corporation paid or accrued a total of $583,500 in monthly salary and bonuses under the Ing Agreement. The monthly salary on January 1, 2022 was $32,417 per month. The Ing Agreement was terminated effective February 17, 2022.

The Corporation entered into an employment agreement with Steven Thomas, to serve as VP Finance, Chief Financial Officer and Corporate Secretary, effective February 21, 2022 (the “Thomas Agreement”). The Thomas Agreement provides for a monthly salary of $33,333. Under the Thomas Agreement, Mr. Thomas is entitled to receive a severance payment equal to 12 months base salary and benefits in the event the Thomas Agreement is terminated without cause by the Corporation (as defined in the Thomas Agreement). Upon a change of control of the Corporation during Mr. Thomas’ tenure which results in Mr. Thomas’ tenure and position with the Corporation to be negatively impacted (as defined in the Thomas Agreement”) within the period of 12 months following such change of control (“Post CoC Period”), Mr. Thomas may during the Post CoC Period give notice to terminate the Thomas Agreement and shall be entitled to receive a severance payment equal to 24 months of his total annual compensation, benefits and full incentive bonus compensation for the same period, all payable within 30 days of termination.

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VP Diamond Marketing Compensation

The Corporation entered into a consulting agreement with a corporation controlled by Reid Mackie, to provide the services of Mr. Mackie as VP Diamond Marketing, effective October 1, 2015 and amended in April 2017 and December 2017. On January 1, 2019, the Corporation converted the consulting agreement to an employment agreement with Reid Mackie, to serve as VP Diamond Marketing and was amended in December 2019 (the “Mackie Employment Agreement”). The Mackie Employment Agreement provides for a monthly salary of $31,500, and in the year ended December 31, 2021, the Corporation paid or accrued a total of $661,916 in monthly salary and bonuses under the Mackie Employment Agreement. The monthly salary was adjusted on January 1, 2022 to $34,650 per month. Under the Mackie Employment Agreement, Mr. Mackie is entitled to receive a severance payment equal to 12 months of his annual compensation in the event that the Mackie Employment Agreement is terminated without cause by the Corporation (as defined in the Mackie Employment Agreement). In the event of termination as a result of change in control of the Corporation (as defined in the Mackie Employment Agreement), Mr. Mackie is entitled to receive a severance payment equal to 24 months of his total annual compensation, benefits and full incentive bonus compensation for the same period, all payable within 30 days of termination.

VP Exploration Compensation

The Corporation entered into an employment agreement with Dr. Tom McCandless, to serve as VP Exploration, effective November 1, 2018 and amended in December 2019 (the “McCandless Agreement”). The McCandless Agreement provides for a monthly salary of $24,000 and in the year ended December 31, 2021, the Corporation paid or accrued a total of $432,000 in monthly salary and bonuses under the McCandless Agreement. The monthly salary was adjusted on January 1, 2022 to $24,720 per month. Under the McCandless Agreement, Dr. McCandless is entitled to receive a severance payment equal to three months, plus an additional one month of salary and benefits for each year of completed employment, to a maximum of 12 months in the event that the McCandless Agreement is terminated without cause by the Corporation (as defined in the McCandless Agreement). Upon a change in control of the Corporation during Dr. McCandless’ tenure which results in Dr. McCandless’ tenure and position with the Corporation to be negatively impacted (as defined in the McCandless Agreement), Dr. McCandless may during the 12 month Post CoC Period give notice to terminate the McCandless Agreement and shall be entitled to receive a severance payment equal to 24 months of his total annual compensation, benefits and full incentive bonus compensation for the same period, all payable within 30 days of termination.

Chief Technical Officer

The Corporation entered into an employment agreement with Matthew MacPhail, to serve as VP Corporate Development and Technical Services, effective February 8, 2021 and amended January 1, 2022 to serve as Chief Technical Officer (the “MacPhail Agreement”). The MacPhail Agreement provides for a monthly salary of $14,583 and in the year ended December 31, 2021, the Corporation paid or accrued a total of $275,937 in monthly salary and bonuses under the MacPhail Agreement. The monthly salary was adjusted on January 1, 2022 to $17,167 per month. Under the MacPhail Agreement, Mr. MacPhail is entitled to receive a severance payment equal to one month’s base salary and benefits for each completed month of service if the termination is made between three months and one year of service without cause by the Corporation and following the first twelve months of the MacPhail Agreement, Mr. MacPhail is entitled to receive a severance payment equal to 12 months of salary in the event that the MacPhail Agreement is terminated, without cause by the Corporation. Upon a change in control of the Corporation during Mr. McPhail’s tenure which results in Mr. McPhail’s tenure and position with the Corporation to be negatively impacted (as defined in the McPhail Agreement), Mr. McPhail may during the 12 month Post CoC Period give notice to terminate the McPhail Agreement and shall be entitled to receive a severance payment equal to 24 months of his total annual compensation, benefits and full incentive bonus compensation for the same period, all payable within 30 days of termination.

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Chief Sustainability Officer

The Corporation entered into an employment agreement with April Hayward, to serve as Chief Sustainability Officer, effective January 1, 2022 (the “Hayward Agreement”). The Hayward Agreement provides for a monthly salary of $17,167. Under the Hayward Agreement, Dr. Hayward is entitled to receive a severance payment equal to six months base salary and benefits in the event that the Hayward Agreement is terminated, without cause by the Corporation. Upon a change in control of the Corporation during Dr. Hayward’s tenure which results in Dr. Hayward’s tenure and position with the Corporation to be negatively impacted (as defined in the Hayward Agreement), Dr. Hayward may during the 12 month Post CoC Period give notice to terminate the Hayward Agreement and shall be entitled to receive a severance payment equal to 12 months of her total annual compensation, benefits and full incentive bonus compensation for the same period, all payable within 30 days of termination.

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in Common Shares, beginning on January 1, 2017, with the cumulative total return of the S&P/TSX Composite Index (“S&P/TSX Index”) for the five most recently completed financial years of the Corporation.

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Mountain Province Diamonds Inc. (“MPVD”)
Cumulative Value of $100 Investment January 1, 2017

	Dec 2017	Dec 2018	Dec 2019	Dec 2020	Dec 2021
MPVD	$3.41	$1.95	$1.15	$0.60	$0.76
S & P/TSX Composite Index	16,209.10	14,322.86	17,063.43	17,433.40	21,222.80

The trend in cumulative total shareholder return shown in the above graph does not correspond to the trend in total compensation paid to the Corporations NEOs during the same period.

Total shareholder return declined 84.6% between January 1, 2017 and December 31, 2021. The performance graph set forth above is generally in line with the overall market trend for diamond and mining equities that reflected the difficult economic and market conditions faced by the mining industry in general. The share price increased to its peak in 2017, just before the commencement of commercial production. The share price in 2017, 2018, 2019 and 2020 was impacted by lower revenues than expected, once commercial production was achieved, as compared to the original feasibility study, resulting primarily from the overall weakness in the diamond sector.

During the five financial years ended December 31, 2021, total annual compensation paid to the NEOs increased overall by 49%. This increase is due to increase in annual compensation, bonuses and equity-based awards. During the financial year ended December 31, 2021, the total compensation paid to NEOs increased overall by 183%, as bonuses and equity-based awards and termination pay were paid or granted compared to December 31, 2020 where no bonuses and equity-based awards were provided. During the five financial years ended December 31, 2021, total annual compensation paid to the CEOs increased overall by 60%, and total compensation paid to the CFOs decreased overall by 35%, mainly due to lower equity awards granted. During the financial year ended December 31, 2021, total compensation paid to CEOs increased overall by 404%, total compensation paid to CFOs increased overall by 93%, as bonuses were paid and equity-based awards were granted compared to December 31, 2020 where no bonuses were paid and equity-based awards were granted.

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Share-Based Awards and Option-Based Awards

The Corporation’s Incentive Plan has been used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of the Corporation. In determining the number of options to be granted to the executive officers, the Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the executive officers with the interests of shareholders.

The Compensation Committee has the primary responsibility of administering the compensation policies related to the executive management of the Corporation, including Option-Based Awards.

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6) sets forth all direct and indirect compensation provided to the Corporation’s Named Executive Officers for the financial years ended December 31, 2021, 2020 and 2019.

NEO Name and Principal Position	Year	Salary / Fee ($)	Share- Based Awards ($)(7)	Option- Based Awards ($)(7)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long-term Incentive Plans ($)
Mark Wall(1) (President and CEO)	2021	77,273	Nil	675,200	81,000	Nil	Nil	Nil	833,473
Stuart Brown(2) (Former President and CEO)	2021 2020 2019	605,004 550,004 500,004	192,000 Nil 339,000	95,070 Nil 119,880	302,502 Nil 350,000	Nil Nil Nil	Nil Nil Nil	743,651 Nil 18,800	1,938,227 550,004 1,327,684
Perry Ing(3) (CFO)	2021 2020 2019	389,000 360,000 335,000	64,000 Nil 113,000	47,535 Nil 59,940	194,500 Nil 145,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	695,035 360,000 652,940
Reid Mackie(4) (VP Diamond Marketing)	2021 2020 2019	378,000 347,000 320,000	64,000 Nil 113,000	47,535 Nil 59,940	283,916 Nil 128,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	733,451 347,000 637,940

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Tom McCandless(5) (VP Exploration)	2021 2020 2019	288,000 261,000 195,500	64,000 Nil 113,000	47,535 Nil 59,940	144,000 Nil 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	543,535 261,000 467,940
Matthew MacPhail(6) (Chief Technical Officer)	2021	160,937	48,000	31,690	115,000	Nil	Nil	Nil	355,627

(1)	Mr. Wall was appointed President and CEO on November 15, 2021. All the compensation is in the capacity of his role as President and CEO.
(2)	Mr. Brown was appointed President and CEO on July 1, 2018. Mr. Brown’s annual incentive bonus for 2018 was assessed, determined and approved in the first quarter of 2019 and accordingly was accrued and paid in 2019. Mr. Brown’s contract was terminated on October 6, 2021.
(3)	Mr. Ing joined the Corporation on February 6, 2017 as VP Finance, CFO and Corporate Secretary. Mr. Ing’s contract was terminated on February 17, 2022.
(4)	Mr. Mackie joined the Corporation on October 1, 2015 as VP Diamond Marketing.
(5)	Dr. McCandless joined the Corporation on November 1, 2018 as VP Exploration.
(6)	Mr. MacPhail joined the Corporation on February 8, 2021 as VP Corporate Development and Technical Services. Effective on January 1, 2022, Mr. MacPhail served as the Chief Technical Officer.
(7)	The option-based awards were valued using the Black-Scholes model (a common methodology) as the methodology to calculate the grant date fair value and the Corporation relied on the following key assumptions and estimates for the calculation of these Option-based Awards:

November 15, 2021 Stock Options

Dividend yield - nil; Expected volatility - 64.20%; Risk-free rate of return - 1.48%; Expected life of options - 5 years. The fair value at the time of grant was calculated to be $675,200 for the options granted to Mr. Wall on the execution of his employment agreement.

February 3, 2021 Stock Options

Dividend yield - nil; Expected volatility - 59.38%; Risk-free rate of return - 0.46%; Expected life of options - 5 years. The fair value at the time of grant was calculated to be $269,365 for the options granted to Mr. Brown, Mr. Ing, Mr. Mackie, Dr. McCandless and Mr. MacPhail.

On the February 3, 2021, 300,000 restricted share units were granted to Mr. Brown, 100,000 restricted share units were granted to Mr. Ing, Mr. Mackie and Dr. McCandless and 75,000 restricted share units were granted to Mr. MacPhail. The restricted share units were granted on February 3, 2021 at a deemed price of $0.64 vesting equally over three years commencing on February 3, 2022.

December 27, 2019 Stock Options

Dividend yield - nil; Expected volatility - 43.33%; Risk-free rate of return - 1.64%; Expected life of options - 5 years. The fair value at the time of grant was calculated to be $359,640 for the options granted to Mr. Brown, Mr. Ing, Mr. Mackie, Dr. McCandless and Mr. Salehi.

In the fiscal year ended December 31, 2019, 300,000 restricted share units were granted to Mr. Brown, 150,000 restricted share units were granted to Mr. Ing, Mr. Mackie, Dr. McCandless and Mr. Salehi. The restricted share units were granted on December 27, 2019 at a deemed price of $1.13 vesting equally over three years commencing on December 27, 2020.

Incentive Plan Awards

The Corporation does not have any incentive plans for NEOs except for Mr. Wall, Mr. Brown, Mr. Ing, Mr. Mackie, Dr. McCandless and Mr. MacPhail, pursuant to the Wall Agreement, Brown Agreement, Ing Agreement, Mackie Employment Agreement, McCandless Agreement and MacPhail Agreement, respectively, and as previously discussed.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the Named Executive Officers:

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	Option-Based Awards						Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(7) ($)	Number of Options That Have Not Vested (#)	Market or Payout Value of Option- Based Awards That Have Not Vested ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Mark Wall(1)	2,000,000	0.62	November 15, 2026	Nil	2,000,000	280,000	Nil	Nil	Nil
Stuart Brown(2)	100,000 300,000 200,000	0.65 1.30 3.30	February 2, 2026 December 27, 2024 June 30, 2023	Nil Nil Nil	100,000 100,000 Nil	11,000 Nil Nil	100,000 100,000 Nil	76,000 76,000 Nil	Nil 76,000 Nil
Perry Ing(3)	150,000 150,000 100,000 100,000	0.65 1.30 5.86 3.48	February 2, 2026 December 27, 2024 February 5, 2022 December 21, 2022	Nil Nil Nil Nil	150,000 50,000 Nil Nil	16,500 Nil Nil Nil	100,000 33,333 Nil Nil	76,000 25,333 Nil Nil	Nil 50,667 Nil Nil
Reid Mackie(4)	150,000 150,000 100,000 100,000	0.65 1.30 4.21 3.48	February 2, 2026 December 27, 2024 October 15, 2020 December 21, 2022	Nil Nil Nil Nil	150,000 50,000 Nil Nil	16,500 Nil Nil Nil	100,000 33,333 Nil Nil	76,000 25,333 Nil Nil	Nil 50,667 Nil Nil
Tom McCandless(5)	150,000 150,000	0.65 1.30	February 2, 2026 December 27, 2024	Nil Nil	150,000 50,000	16,500 Nil	100,000 33,333	76,000 25,333	Nil 50,667
Matthew MacPhail6)	100,000	0.65	February 2, 2026	Nil	100,000	11,000	75,000	57,000	Nil

(1)	Mr. Wall was appointed President and CEO on November 15, 2021.
(2)	Mr. Brown was appointed President and CEO on July 1, 2018. Mr. Brown’s contract was terminated on October 6, 2021.
(3)	Mr. Ing joined the Corporation on February 6, 2017 as VP Finance, CFO and Corporate Secretary. Mr. Ing’s contract was terminated on February 17, 2022.
(4)	Mr. Mackie joined the Corporation on October 1, 2015 as VP Diamond Marketing.
(5)	Dr. McCandless joined the Corporation on November 1, 2018 as VP Exploration.
(6)	Mr. MacPhail joined as VP Corporate Development and Technical Services on February 8, 2021. Effective on January 1, 2022, Mr. MacPhail served as the Chief Technical Officer.

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(7)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which is $0.76, and the exercise or base price of the vested options.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of the option-based awards and share-based that vested during the financial year ended December 31, 2021 for each Named Executive Officer.

NEO Name	Option-Based Awards Value Vested during the Year(1) ($)	Share-Based Awards Value Vested during the Year(2) ($)	Non-Equity Incentive Plan Compensation - Value Earned during the Year ($)
Mark Wall(3)	Nil	Nil	81,000
Stuart Brown(4)	Nil	76,000	302,502
Perry Ing(5)	Nil	25,333	194,500
Reid Mackie(6)	Nil	25,333	283,916
Tom McCandless(7)	Nil	25,333	144,000
Matthew MacPhail(8)	Nil	Nil	115,000
(1)	The value of unexercised in-the-money options on date vested is based on the number of options that became vested on the applicable date and is calculated based on the difference between the market value of the Common Shares on the TSX as at the date of vesting and the exercise price of the option.
(2)	The value of RSUs on the date vested is based on the number of RSUs multiplied by the market value of the Common shares on the TSX at the date of vesting. Except as noted below, exercise of all vested RSUs was deferred to a date to be determined by the respective holder.
(3)	Mr. Wall was appointed President and CEO on November 15, 2021.
(4)	Mr. Brown was appointed President and CEO on July 1, 2018. Mr. Brown’s contract was terminated on October 6, 2021.
(5)	Mr. Ing was appointed CFO on February 6, 2017. 10,000 RSUs exercised as of the vesting date. Mr. Ing’s contract was terminated effective February 17, 2022.
(6)	Mr. Mackie was appointed VP Diamond Marketing on October 1, 2015. 10,000 RSUs exercised as of the vesting date.
(7)	Dr. McCandless was appointed VP Exploration on November 1, 2018.
(8)	Mr. MacPhail joined as VP Corporate Development and Technical Services on February 8, 2021. Effective on January 1, 2022, Mr. MacPhail served as the Chief Technical Officer.

Long Term Equity Incentive Plan

Under the policies of the TSX, listed companies are required to have “rolling” share equity plans re-approved by shareholders every three years, including the approval of all unallocated options, rights or other entitlements, and to have amendments (as specified in the plan terms) approved. The Incentive Plan was initially approved by shareholders at the Corporation’s annual general and special meeting held on May 21, 2016.

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The Corporation sought re-approval of the Incentive Plan at its 2019 annual shareholders meeting, but the TSX considered the disclosure about the Incentive Plan in the Corporation’s information circular to be insufficient regarding Awards other than Options. As a result, the Corporation sought shareholder re-approval of the Incentive Plan at the Corporation’s annual general and special meeting held on September 9, 2020. Shareholders re-approved the Incentive Plan at the 2020 annual general and special meeting.

The annual burn rate for the Incentive Plan for the three most recently completed financial years, expressed as a percentage and calculated by dividing the number of awards granted during the financial year by the weighted average number of Common Shares outstanding for the financial year, is set forth in the following table:

Annual Burn Rates for Three Most Recent Financial Years
Year ending December 31	Burn Rate
2021	1%
2020	0%
2019	1%

The Incentive Plan provides for a maximum number of share-based awards equalling 10%, or 21,090,914 of the 210,909,141 issued and outstanding Common Shares of the Corporation. The purpose of adopting a “rolling” type of share-based compensation plan is to ensure that a sufficient number of Common Shares remain issuable under the Incentive Plan at all times to meet the overall objective of the Incentive Plan. The exercise, redemption, expiry or lapse of Awards will make new grants available under the Incentive Plan effectively resulting in a “re-loading” of the number of Awards available to be granted.

If all of the 6,106,668 outstanding stock options and restricted share units under our Incentive Plan as at December 31, 2021 were settled by the issuance of Common Shares, the Common Shares issued upon such settlement would have represented approximately 3% of the 210,697,474 issued and outstanding Common Shares as at such date.

Pursuant to the Incentive Plan, the Corporation is authorized to award Options, Stock Appreciation Rights (“SAR’s”), Deferred Stock Units (“DSU’s”), Restricted Stock Units (“RSU’s”) and other share-based awards (each an “Award”) to Eligible Persons, which may be settled in shares issued from treasury or in cash.

(a) Options

An Option is a right to purchase a Common Share for a fixed exercise price. Options shall be for a fixed term and exercisable from time to time as determined in the discretion of the Board, provided that no Option shall have a term exceeding ten years. If an Option expires during a black-out period or within ten business days thereof, its term will be extended to the date which is ten business days following the end of such period.

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The number of Common Shares subject to each Option, the exercise price of the Option (the “Option Price”), the expiration date of each Option, the extent to which each Option is exercisable from time to time during the term of the Option and other terms and conditions relating to each such Option shall be determined by the Board. If no specific determination is made by the Board, the term of the Option shall be ten years, the Option Price shall be the Market Price of the Common Shares on the date of the grant and the Options shall vest on the anniversary of their date of grant in equal instalments over a three-year period. “Market Price” is defined in the Incentive Plan as the volume weighted average trading price of the Common Shares for the five (5) trading days immediately preceding the relevant date, calculated by dividing the total value by the total volume of Common Shares traded over the relevant period, rounded up to the nearest cent.

The Option Price shall in no circumstances be lower than the greater of: (i) the price permitted by the TSX; (ii) the price permitted by any other regulatory body having jurisdiction; and (iii) the Market Price of the Common Shares on the date of grant.

(b)	SARs

A SAR is a right to receive a cash payment equal to the difference between the Option Price and the Market Price of a Common Share on the date of exercise (the “SAR Amount”). A SAR may be granted in relation to an Option or on a stand-alone basis. SARs granted in relation to an Option shall be exercisable only at the same time, by the same persons and to the same extent, that the related Option is exercisable. SARs granted on a stand-alone basis shall be granted on such terms as shall be determined by the Board and set out in the award agreement, provided that the Option Price shall not be less than the Market Price of the Common Shares on the date of grant. SARs may be settled in cash or (at the election of the Corporation) Common Shares with an aggregate Market Price equal to the SAR Amount.

(c)	RSUs

An RSU is a right to receive a Common Share issued from treasury or, at the option of the Corporation or, if applicable, the Participant, a cash payment equal to the Market Price of a Common Share redeemable after the passage of time, the achievement of performance targets or both. RSUs shall be granted on terms determined by the Board based on its assessment, for each Participant, of the current and potential contribution of such person to the success of the Corporation. The Board shall determine the effective date of the grant and the number of RSUs granted. The Board shall also determine the applicable grant period, the vesting terms and the exercise criteria of each RSU.

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(d) DSUs

A DSU is a right, redeemable only after the Participant has ceased to hold all positions with the Corporation or has otherwise ceased to be an Employee or Director, to a cash payment equal to the Market Price of a Common Share on the termination date of a Participant or, if applicable, to one fully paid and non-assessable Share issued from Treasury. Participants have no right or ability to exercise, receive or otherwise demand payment of the value of DSUs granted to them prior to ceasing to hold all positions with the Corporation or to otherwise cease to be an Eligible Person.

All Awards

Awards may be granted alone, in addition to, or in tandem with any other Award or any award granted under another plan of the Corporation or an affiliate. Awards granted in addition to or in tandem with other Awards may be granted either at the same time or at different times. The date of grant, the number of Common Shares, the vesting period and any other terms and conditions of Awards granted pursuant to the Incentive Plan are to be determined by the Board, subject to the express provisions of the Incentive Plan.

Share Purchase Program

The Board may institute a share purchase program (the “SPP”) for designated Eligible Persons (each a “SPP Eligible Person”). Pursuant to the SPP, the Board could grant to each SPP Eligible Person one Option and/or one SAR for each Common Share purchased by such person up to a maximum number of Options and/or SARs for each Eligible Person as may be determined from time to time by the Board.

Restrictions on Awards for Insiders

The aggregate number of Common Shares issued to insiders of the Corporation within any one-year period under the Incentive Plan, together with any other security-based compensation arrangement, cannot exceed 10% of the outstanding Common Shares (on a non-diluted basis). In addition, the aggregate number of Common Shares issuable to insiders of the Corporation at any time under the Incentive Plan, together with any other security-based compensation arrangement, cannot exceed ten percent (10%) of the outstanding Common Shares (on a non-diluted basis). There are otherwise no limits on the maximum number of Awards that may be issued to any single Eligible Person.

Substitute Awards

Subject to TSX approval, the Board may grant Awards under the Incentive Plan in substitution for share-based awards held by employees, directors, consultants or advisors of another company (an “Acquired Company”) in connection with a merger, consolidation or similar transaction involving such Acquired Company and the Corporation (or an affiliate thereof) or the acquisition by the Corporation (or an affiliate thereof) of property or stock of the Acquired Company.

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Termination

Subject to the provisions of the Incentive Plan and any express resolution passed by the Board, all Awards, and all rights to acquire Common Shares pursuant thereto, granted to an Eligible Person (a “Participant”) shall expire and terminate immediately upon such person’s termination date. If, however, before the expiry of an Award, a Participant ceases to be an Eligible Person for any reason, other than termination by the Corporation for cause, such Awards may be exercised or redeemed, as applicable, by the holder thereof at any time within one year following their termination date or, if the person is deceased, at any time within six months following their death. In any event, however, the exercise or redemption of an Award must occur (i) prior to the expiry date of the Option or SAR, (ii) prior to the expiry of the grant period determined by the Board in respect of RSU’s, and (iii) prior to the expiry of the Award in the case of other Awards under the Incentive Plan, and in each case only to the extent that the Award was vested or the exercise criteria determined by the Board were satisfied and the Eligible Person was otherwise entitled to exercise the Award at the termination date. If a Participant is terminated for cause, all unexercised or unredeemed Awards (vested or unvested) shall be terminated immediately.

Adjustments

If a formal bid for the Common Shares is made (an “Offer”), all Common Shares subject to outstanding unexercisable Options shall become exercisable and a Participant shall be entitled to exercise the Options and tender the Common Shares acquired into the Offer. In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, acquisition, divestiture, consolidation, spin-off or other distribution (other than normal cash dividends) of the Corporation’s assets to Shareholders, or any other change in the capital of the Corporation affecting Common Shares, the Board will, subject to TSX approval, make such proportionate adjustments, if any, to outstanding Awards as the Board in its discretion may deem appropriate to reflect such change.

Change of Control

In the event of a change of control (a “CoC”) of the Corporation or of an affiliate of which a Participant is an employee, all vesting and exercise criteria of Awards shall be deemed to have been satisfied and each Participant shall be entitled to receive, in full settlement of Awards (other than DSUs), a cash payment equal to (a) in the case of an RSU, the Special Value (as defined below), and (b) in the case of a SAR or Option, the difference between the Special Value and the Option Price in respect of such SAR or Option. In the event of a CoC, the right of a Participant to receive a payment in respect of a DSU will not be triggered prior to such Participant’s termination date. As used herein, the term “Special Value” means (i) if any Common Shares are sold as part of the transaction constituting the CoC, the weighted average of the prices paid for such shares by the acquirer, provided that if any portion of the consideration is paid in property other than cash, then the Board shall determine the fair market value of such property for purposes of determining the Special Value; and (ii) if no Shares are sold, the Market Price of a Common Share on the day immediately preceding the date of the CoC.

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Acceleration of Awards

Notwithstanding any other provision of the Incentive Plan, the Board may at any time give notice to Participants advising that their respective Awards (other than a DSU) are all immediately exercisable or redeemable and may be exercised or redeemed only within thirty (30) days of such notice or such other period as determined by the Board and will otherwise terminate at the expiration of such period.

Amendment Procedure

The Incentive Plan contains a formal amendment procedure. The Board may amend certain terms of the Incentive Plan without requiring the approval of the Shareholders, unless specifically required by the TSX. Amendments not requiring shareholder approval include, without limitation: (a) altering, extending or accelerating award vesting terms and conditions; (b) amending the termination provisions of an award; (c) accelerating the expiry date of an Option; (d) determining adjustments pursuant to the provisions of the Incentive Plan concerning corporate changes; (e) amending the definitions contained in the Incentive Plan; (f) amending or modifying the mechanics of exercising or redeeming awards; (g) amending provisions relating to the administration of the Incentive Plan; (h) making “housekeeping” amendments, such as those necessary to cure errors or ambiguities contained in the Incentive Plan; (i) effecting amendments necessary to comply with the provisions of applicable laws; and (j) suspending or terminating the Incentive Plan.

The Incentive Plan specifically provides that the following amendments require shareholder approval; (a) increasing the number of Common Shares issuable under the Incentive Plan, except by operation of the “rolling” maximum reserve; (b) amending the Incentive Plan if such amendment could result in the aggregate number of Common Shares issued to insiders within any one year period or issuable to insiders at any time under the Incentive Plan, together with any other security based compensation arrangement, exceeding 10% of the outstanding Common Shares; (c) extending the term of any Award beyond the expiry of the original term of the Award; (d) reducing the Option Price or cancelling and replacing Options with Options with a lower Option Price; (e) amending the class of Eligible Persons which would have the potential of broadening or increasing participation in the Incentive Plan by insiders; (f) amending the formal amendment procedures of the Incentive Plan; and (g) making any amendments to the Incentive Plan required to be approved by the Shareholders under applicable law.

Other Terms

Except as provided or with the consent of the Corporation and any applicable regulatory authority, all Awards under the Incentive Plan will be non-assignable. No financial assistance is to be provided to any Eligible Person to facilitate the purchase of Common Shares under the Incentive Plan. An Award is personal to the Participant and is non-assignable and non-transferable, except with the prior written consent of the Corporation. Notwithstanding the foregoing, an Award granted to a consultant that is a company or partnership, may be assigned to a management company employee of such consultant.

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Pension Plan Benefits

The Corporation does not have any form of pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement. The Corporation does not have any form of deferred compensation plan.

Termination and Change of Control Benefits

Except as disclosed above under the heading “Executive Compensation - Employment/Consulting Agreements of NEOs”, the Corporation and its subsidiaries do not have any contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change in control of the Corporation, or change in a Named Executive Officer’s responsibilities.

Director Compensation

Director Compensation Table

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Corporation’s most recently completed financial year ended December 31, 2021:

Director Name	Fees Earned ($)(1)	Other fees earned(8) ($)	Share- Based Awards ($)(3)	Option- Based Awards ($)(2)	Long Term Incentive Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Jonathan Comerford	120,000	Nil	22,800	Nil	Nil	Nil	Nil	Nil	142,800
Karen Goracke	80,000	8,667	22,800	Nil	Nil	Nil	Nil	Nil	111,467
Brett Desmond	13,750	Nil	22,800	Nil	Nil	Nil	Nil	Nil	13,750
Tom Peregoodoff(4)	50,454	Nil	Nil	Nil	Nil	Nil	Nil	Nil	50,454
Dean Chambers(5)	74,234	13,000	22,800	Nil	Nil	Nil	Nil	Nil	110,034
Ken Robertson	85,000	8,667	22,800	Nil	Nil	Nil	Nil	Nil	116,467
Daniel Johnson(6)	17,675	8,667	Nil	Nil	Nil	Nil	Nil	Nil	26,342
Kelly Stark-Anderson(7)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

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(1)	Effective January 1, 2021, compensation for the directors has been approved at the following levels: the Chairman of the Board is entitled to receive $120,000 per annum, the Chairman of the Audit Committee is entitled to receive $85,000 per annum, the Director serving as the Corporate Governance Chair, Compensation Committee Chair is entitled to receive $80,000 per annum and all other directors are entitled to receive $65,000 per annum. These amounts continue to be paid quarterly.
(2)	As stated previously in this Information Circular, the Corporation has an Incentive Plan for the granting of incentive stock options and restricted share units to the officers, employees, and directors. The purpose of granting such options and restricted share units is to assist the Corporation in compensating, attracting, retaining and motivating the directors of the Corporation and to closely align the personal interests of such persons to those of the shareholders. For further details about the Incentive Plan, please refer to the discussion above under the heading “Executive Compensation - Incentive Plan”.
(3)	On February 3, 2021, the directors were granted restricted share units, vesting equally over three years, commencing on February 2, 2022.
(4)	Resigned from the Board on September 7, 2021.
(5)	Resigned from the Board on May 19, 2022.
(6)	Appointed to the Board on September 22, 2021.
(7)	Appointed to the Board on May 19, 2022.
(8)	Other fees earned are in relation to special committee duties.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding under incentive plans of the Corporation at the end of the most recently completed financial year, including awards granted before the most recently completed financial year, to each of the directors who are not Named Executive Officers:

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	Option-Based Awards						Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the- Money Options(1) ($)	Number of Options That Have Not Vested (#)	Market or Payout of Option- Based Awards That Have Not Vested ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($)
Jonathan Comerford	Nil Nil 150,000	Nil Nil 3.48	Nil Nil December 21, 2022	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	30,000 10,000 10,000	22,800 7,600 11,300	Nil 15,200 Nil
Karen Goracke	Nil Nil 100,000	Nil Nil 3.48	Nil Nil December 21, 2022	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	30,000 10,000l Nil	22,800 7,600 Nil	Nil 15,200 Nil
Brett Desmond	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	30,000 10,000	22,800 7,600	Nil 15,200
Tom Peregoodoff(2)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Dean Chambers(3)	Nil	Nil	Nil	Nil	Nil	Nil	30,000	22,800	Nil
Ken Robertson	Nil	Nil	Nil	Nil	Nil	Nil	30,000	22,800	Nil
Daniel Johnson(4)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Kelly Stark-Anderson(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which is $0.76, and the exercise or base price of the option.
(2)	Resigned from the Board on September 7, 2021.
(3)	Resigned from the Board on May 19, 2022.
(4)	Appointed to the Board on September 22, 2021.
(5)	Appointed to the Board on May 19, 2022.

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Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets out the value of the option-based and share-based awards that vested during the financial year ended December 31, 2021 for each non-executive director. There were no non-equity incentive plan compensation amounts:

Director Name	Option-Based Awards - Value Vested during the Year (1) ($)	Share-Based Awards - Value Vested during the Year (2) ($)
Jonathan Comerford(3)	Nil	7,600
Karen Goracke(3)	Nil	7,600
Brett Desmond(3)	Nil	7,600
Tom Peregoodoff(4) (5)	Nil	26,900
Dean Chambers(6)	Nil	Nil
Ken Robertson	Nil	Nil
Daniel Johnson(7)	Nil	Nil
Kelly Stark-Anderson(8)	Nil	Nil
(1)	The value of unexercised in-the-money options on the date vested is based on the number of options that became vested on the applicable date and is calculated based on the difference between the market value of the Common Shares on the TSX as at the date of vesting and the exercise price of the option.
(2)	The value of RSUs on the date vested is based on the number of RSUs multiplied by the market value of the Common Shares on the TSX as at the date of vesting. Except as noted below, exercise of all vested RSUs was deferred to a date to be determined by the respective holder.
(3)	10,000 RSUs vested and not exercised.
(4)	60,000 RSUs vested and exercised
(5)	Resigned from the Board on September 7, 2021.
(6)	Resigned from the Board on May 19, 2022.
(7)	Appointed to the Board on September 22, 2021.

(8)	Appointed to the Board on May 19, 2022.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date of this Information Circular, no executive officer, director, employee or former executive officer, director or employee of the Corporation or any of its subsidiaries is, or at any time since the beginning of the most recently completed financial year, has any of them been, indebted to the Corporation, or any of its subsidiaries, nor is any of these individuals, or at any time since the beginning of the most recently completed financial year, has any of them been, indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

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APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the reappointment of KPMG LLP, Chartered Accountants (“KPMG”), as the auditor of the Corporation to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors. The auditor was first appointed on August 6, 1998.

MANAGEMENT CONTRACTS

No management functions of the Corporation or its subsidiaries are performed to any substantial degree by a person other than the directors or executive officers of the Corporation or its subsidiaries.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Corporate Governance relates to the activities of the Board of Directors. National Policy 58-201 - Corporate Governance Disclosure and the Sarbanes-Oxley Act of 2002 (the “Act”), the rules adopted by the United States Securities and Exchange Commission (the “SEC”) pursuant to the Act, as they apply to foreign private issuers, together establish corporate governance guidelines which apply to the Corporation. Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Corporation. The Board is committed to sound corporate governance practices which are both in the interests of its shareholders and contribute to effective and efficient decision making. National Instrument 58-101 - Disclosure of Corporate Governance Practices requires that each reporting company disclose its corporate governance practices on an annual basis.

The Corporation’s general approach to corporate governance is summarized below.

Board of Directors

The Board is currently composed of seven directors. The Corporation proposes to set the number of directors at seven and to elect seven nominees for the ensuing year.  All seven of the proposed nominees are current directors.

Independence

Section 1.4 of National Instrument 52-110 - Audit Committees (“NI 52-110”) sets out the standard for director independence. Under NI 52-110, a director is independent if he has no direct or indirect material relationship with the Corporation. A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. NI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship with the Corporation.

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Applying the definition set out in section 1.4 of NI 52-110, four of seven current members of the Board are independent. Mark Wall, President and Chief Executive Officer of the Corporation, Jonathan Comerford, Chairman of the Corporation, and Brett Desmond are not independent.

Jonathan Comerford is not independent as he is an employee of an entity that is beneficially owned by a control person of the Corporation.

Brett Desmond is not independent by virtue of his family relationship with a control person of the Corporation.

Other Directorships

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers or reporting issuer equivalents as of the date of this Information Circular:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Mark Wall	None
Jonathan Comerford	None
Karen Goracke	None
Brett Desmond	None
Kelly Stark-Anderson	None
Ken Robertson	Avcorp Industries Incorporated, Gold Royalty Corp.
Daniel Johnson	None

Meetings of Directors

The Board meets as necessary in the absence of management to ensure the Board’s functional independence from management. The Corporation recognizes the desirability of directors being able to consult outside professional advice, as appropriate, in the discharge of their duties.

Since the beginning of the Corporation’s most recently completed financial year, the independent directors have not held a meeting at which non-independent directors were not in attendance. Independent directors do not hold regularly scheduled meetings without non-independent directors and the Corporate Secretary (who is also a member of senior management); however, the Board has adopted a practice whereby the independent directors routinely hold an in-camera session following most Board meetings. Open and candid discussion among independent directors is encouraged, and the independent directors are free to communicate with each other in the absence of the non-independent director and management as they feel is appropriate, and by the means they consider appropriate.

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Independence of Chair

The Corporation’s corporate governance structure recognizes the value of separating the offices of the Chair and the CEO. Mark Wall is the Corporation’s President and Chief Executive Officer and the Board is chaired by Jonathan Comerford, a director.

Attendance

The Board meets on a regularly scheduled basis and more frequently if required. Since January 1, 2021, the beginning of the most recently completed financial year, the Board met 7 times. Jonathan Comerford, Karen Goracke, Brett Desmond, Dean Chambers and Ken Robertson attended all 7 meetings. Tom Peregoodoff and Stuart Brown attended 5 of 5 meetings. Daniel Johnson attended 2 of 2 meetings. Mark Wall attended 1 of 1 meeting. No meetings have been held since Kelly Stark-Anderson was appointed to the Board.

Board Mandate

The Board is required to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation and its shareholders. The Board actively oversees the development, adoption and implementation of the Corporation’s strategies and plans. The Board’s responsibilities include:

(a)	representing the interests of the shareholders in all significant decisions affecting the Corporation and ensuring that shareholders are kept informed of developments affecting the Corporation;
(b)	the Corporation’s strategic planning process,
(c)	the identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage risk,
(d)	reviewing significant operational and financial issues as they arise and providing direction to management of these matters,
(e)	acting diligently to ensure that the Corporation fulfils its legal and regulatory requirements,
(f)	evaluating the effectiveness of senior management and establishing their compensation,
(g)	evaluating whether or not directors receive the information they require to perform their duties as directors,
(h)	the Corporation’s succession planning, including appointing, training and monitoring senior management,

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(i)	the Corporation’s major business development initiatives,
(j)	the integrity of the Corporation’s internal control and management information systems,
(k)	the Corporation’s policies for communicating with shareholders and others, and
(l)	the general review of the Corporation’s results of operations.

The Board considers certain decisions to be of sufficient importance to the Corporation and as such, requires management to seek the prior approval of the Board with respect to these decisions. Such decisions include:

(a)	approval of the annual capital budget and any material changes to the operating budget,
(b)	approval of the Corporation’s business plan and monitoring performance,
(c)	acquisition of, or investments in, new business,
(d)	changes in the nature of the Corporation’s business,
(e)	changes in senior management, and
(f)	all matters as required under the Business Corporations Act (Ontario).

Position Descriptions

There are no written position descriptions for the Chair of the Board and the chairs of each Board committee. The roles and responsibilities of each Board committee are included in the “Terms of Reference” for each Board committee. It is understood by the Board committee chairs that they are responsible for the overall management, guidance, and functioning of their respective committee. As well, there exists a Corporation Mandate for the Board, and the Chair of the Board understands that it is his role to ensure the overall management, guidance, and functioning of the Board.

The duties and responsibilities of the President and CEO are included in the Wall Agreement including the power and authority to manage, supervise and direct the Corporation’s business and affairs, and to undertake such other duties as may, from time to time, be assigned to the President and CEO by the Board. Such duties and responsibilities are indicated to be subject always to the control and direction of the Board.

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Orientation and Continuing Education

Board turnover is relatively rare and, accordingly, the Corporation has not adopted a formalized process of orientation for new Board members. Orientation of new directors is conducted on an as-needed basis.

Current directors are kept informed as to matters impacting, or which may impact, the Corporation’s operations through reports and presentations at Board meetings. Directors are also provided with the opportunity to meet with senior management and other employees, advisors and directors, who can answer any questions that may arise.

Business Conduct Policy

The Corporation has adopted a Business Conduct Policy (May 2006, amended in September 2010) posted on its website at www.mountainprovince.com and available on SEDAR at www.sedar.com and on the SEC’s website at https://www.sec.gov/edgar.shtml as an exhibit to the Corporation’s annual report on Form 20-F for the year ended March 31, 2006. The amended Business Conduct Policy was included in an exhibit to the Corporation’s annual report on Form 40-F for the year ended December 31, 2021.

Shareholders may also request copies of the Corporation’s Business Conduct Policy by contacting the Corporation at 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, Ontario, Canada M5J 2S1, by mail, or by telephone at 416-361-3562.

Annually, the Corporation’s officers and key consultants provide their recognition of the current policy and understanding of its importance. The Business Conduct Policy provides guidance to the directors and officers individually, and to the Board as a whole, to ensure the exercise of independent judgment in considering transactions and agreements where a director or officer might have a material interest. Having a director, Jonathan Comerford, as the chair of the Board, also helps to ensure independent judgment and to encourage and promote a culture of ethical business conduct.

The Board considers that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest are sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation.

Gender Diversity

The Board has not adopted a written policy relating to the identification and nomination of women directors. The directors of the Corporation have a fiduciary duty to act in the best interests of the Corporation. As part of that duty, the Board believes that it should be able to select and nominate for election or appointment as directors those individuals who will best serve the interests of the Corporation, regardless of gender. The Board believes that implementing such a policy will potentially restrict the Board’s ability to select those individuals that will best serve the interests of the Corporation.

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The Board considers the level of representation of women on the board in identifying and nominating candidates for the appointment or election to the Board. In identifying and nominating candidates for election or appointment to the Board, the Board considers various factors, including, but not limited to: (i) the individual merits of each potential candidate, including their skills, education, background, experience and any previous contributions to the Corporation; (ii) the number and qualities of potential candidates and whether any such candidates are women; (iii) the current composition of the Board; and (iv) the needs of the Corporation. The ultimate selection will be based on serving the best interests of the Corporation.

The Corporation considers the level of representation of women in executive officer positions when making executive officer appointments. In making executive officer appointments, the Corporation considers various factors, including, but not limited to: (i) the merits of each potential candidate, including their skills, education, background, experience and any previous contributions to the Corporation; (ii) the number and qualities of potential candidates and whether any such candidates are women; (iii) the composition of the executive officers; and (iv) the needs of the Corporation. The ultimate selection will be based on serving the best interests of the Corporation.

The Corporation has not adopted specific targets for gender or other dimensions of diversity at the Board or executive officer level due to the relatively small size of these groups. In addition, the Corporation believes that it is important that each appointment to the Board and at the executive officer level be made, and be perceived as being made, based on the merits of the individual and the needs of the Corporation at the relevant time. If specific targets were adopted based on specific criteria, including gender, this could limit the Corporation’s ability to ensure that the overall composition of the Board and its team of executive officers meets the needs of the Corporation.

As at the date hereof, the number of women on the Board is two (28%) and the number of women in executive officer positions is one. As at the date hereof, the number of women in management positions within the Corporation is one.

Nomination of Directors

The Board does not have a separate nominating committee. The Corporate Governance and Nominating Committee assesses the performance and qualification of directors and assesses and recommend potential nominees to the Board, as needed.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

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Board Committees

Committees of the Board are an integral part of the Corporation’s governance structure. There are three standing committees: the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee, each established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

Each of these committees is comprised solely of non-management directors. The committees, their mandates and memberships are outlined below.

Compensation Committee

The Compensation Committee, in consultation with the President of the Corporation, reviews and recommends to the Board for approval all matters relating to the compensation of executives of the Corporation. The Compensation Committee monitors the performance of senior management generally. Executive officers are compensated in a manner consistent with their respective contributions to the overall benefit of the Corporation.

However, compensation matters may also be reviewed and approved by the Corporation’s entire board of directors.

The compensation determinations are made under a philosophy more fully described in the Executive Compensation section of this Information Circular, and are based on a number of factors including a comparative review of information provided to the Compensation Committee by compensation consultants, recruitment agencies and auditors as well as historical precedent.

Since January 1, 2021, the beginning of the most recently completed financial year, the Compensation Committee has held five meetings in consideration of the Committee’s recommendation to the Board of compensation matters. These compensation matters included the annual incentive award to Mr. Wall, Mr. Brown, Mr. Ing, Mr. Mackie, Dr. McCandless and Mr. MacPhail, the granting of options and restricted share units to Mr. Wall, Mr. Brown, Mr. Ing, Mr. Mackie, Dr. McCandless, Mr. MacPhail and other employees, and the compensation for directors.

The Committee is composed of Karen Goracke (Chair), Daniel Johnson and Ken Robertson, all of whom are independent directors.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is responsible for developing the approach of the Corporation to the matters of corporate governance including the mandate, size and composition of the Board and its committees, and assessing the effectiveness of the Board, its members and the committees of the Board. Since January 1, 2021, the beginning of the most recently completed financial year, the Corporate Governance and Nominating Committee met fifteen times. The Corporate Governance and Nominating Committee is composed of Kelly Stark-Anderson (Chair), Brett Desmond and Karen Goracke; two of the members are independent directors. Until May 19, 2021, Tom Peregoodoff was Chair of the Corporate Governance and Nominating Committee. Dean Chambers was appointed as member and Chair of the Corporate Governance and Nominating Committee on May 19, 2021, and served until his resignation from the Board on May 19, 2022.

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Audit Committee

Audit Committee Charter

The text of the Corporation’s Audit Committee Charter is attached as Schedule “A” to this Information Circular.

The Audit Committee meets with the independent auditors to review and inquire into matters affecting financial reporting matters, the system of internal accounting and financial controls and procedures, and the audit procedures and audit plans. The Audit Committee also recommends to the Board the auditors to be appointed. In addition, the Audit Committee reviews and recommends to the Board for approval the annual financial statements, the annual report and certain other documents required by regulatory authorities. During the most recently completed financial year, the Audit Committee met four times.

Composition of the Audit Committee

As of the date hereof, the Audit Committee is composed of Ken Robertson (Chair), Kelly Stark-Anderson and Daniel Johnson, all of whom are independent directors. All of the members of the Audit Committee are financially literate within the meaning of Section 1.6 of NI 52-110. Dean Chambers served as a member of the Audit Committee until his resignation from the Board on May 19, 2022.

Relevant Education and Experience

Ken Robertson, Chair of the Audit Committee, is a certified professional accountant and financial executive with strong financial experience in the mining industry. Mr. Robertson spent 36 years at Ernst & Young LLP and left the firm in 2015 as a partner and senior executive.  Mr. Robertson’s professional experience with Ernst & Young included audit and accounting, mergers and acquisitions, securities regulatory compliance, fraud investigation, internal controls and expert witness and arbitration.

Ms. Stark-Anderson serves as Executive Vice President, Corporate Affairs, General Counsel and Corporate Secretary / Corporate Compliance Officer of Dundee Precious Metals Inc., a Canadian-based international mining company engaged in the acquisition, exploration, development, mining and processing of precious metal properties. Ms. Stark-Anderson has over 25 years experience as a lawyer. Before joining Dundee Precious Metals Inc., she was VP Legal and Corporate Secretary for SSR Mining Inc. and prior to that, she led her own firm providing corporate/commercial, governance and securities compliance services to public, private and crown entities. Ms. Stark-Anderson holds a Bachelor of Laws degree from the University of Toronto and a Bachelor of Arts (Honours) - Economics degree from the University of Calgary.

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Daniel Johnson is a professional engineer with expertise ranging from mine design, construction, and operations to finance and corporate management.

Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit services to be provided to the Corporation by its independent auditors. The Audit Committee’s policy regarding the pre-approval of non-audit services to be provided to the Corporation by its independent auditors is that all such services shall be pre-approved by the Audit Committee. Non-audit services that are prohibited to be provided to the Corporation by its independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Pursuant to the Sarbanes-Oxley Act of 2002, all non-audit services, performed by the Corporation’s auditor, for the fiscal year ended December 31, 2021, have been pre-approved by the Audit Committee of the Corporation. No non-audit services were approved pursuant to the de minimis exemption to the pre-approval requirement.

Audit Fees

For the fiscal years ended December 31, 2021 and December 31, 2020, KPMG LLP and its affiliates were paid the following fees by Mountain Province:

Auditor’s Fees	2021 ($)	% of Total Fees	2020 ($)	% of Total Fees
Audit Fees:
General audit	606,690	97.8	605,598	91.3
Audit related	Nil	0.0	Nil	0.0
Total Audit Fees	606,690	97.8	605,598	91.3
Tax Fees:
Planning and advice	13,541	2.2	57,908	8.7
Compliance	Nil	0.0	Nil	0.0
Total Tax Fees	13,541	2.2	57,908	8.7
Total Fees	620,231	100.0	663,505	100.0

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RESPONSE TO SHAREHOLDERS

The Corporation communicates regularly with its shareholders and maintains a website at www.mountainprovince.com. Management is available to shareholders to respond to questions and concerns. The Board believes that management’s communications with shareholders, and the avenues available to shareholders and others interested in the Corporation to have their inquiries about the Corporation answered, are responsive and effective.

If there are any issues, questions or comments that should be considered by the directors at the Meeting, please advise the Corporation’s Corporate Secretary at Mountain Province Diamonds Inc., 161 Bay Street, Suite 1410, PO Box 216, Toronto, Ontario, M5J 2S1; through info@mountainprovince.com; or by fax to 416-603-8565.

EXPECTATIONS AND ACCOUNTABILITY OF MANAGEMENT

The Board’s access to information relating to the operations of the Corporation, through direct communication with the CEO and/or VP Finance, CFO and Corporate Secretary, through the membership on the Board of a key member of management, and the attendance of the VP Finance, CFO and Corporate Secretary at Board meetings, are considered key elements to the effective and informed functioning of the Board of the Corporation.

The Board is directly involved in setting and approving goals and plans and monitoring performance. This process establishes clear expectations of management and accountability for results. The Board expects the Corporation’s management to take the initiative in identifying opportunities and risks affecting the Corporation’s business and finding ways to deal with these opportunities and risks for the benefit of the Corporation. The Board is confident that the Corporation’s management responds ably to this expectation.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER
EQUITY COMPENSATION PLANS

The following table sets out information for the Corporation’s most recently completed financial year ended December 31, 2021 with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

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Plan Category	Number of securities to be issued upon exercise of outstanding options, restricted share units, warrants and rights (a)	Weighted-average exercise price of outstanding options, restricted share units value, warrants and rights (b)	Number of securities remaining available for future issuances under equity compensation (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders Restricted Share Units	4,680,001 1,426,667	$1.36 $0.87	14,963,079
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	6,106,668	$1.24	14,963,079

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Financial Statements and Auditors’ Report Thereon

At the Meeting, shareholders will have placed before them the financial statements for the most recently completed financial year and the auditor’s report thereon.

OTHER MATTERS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on the SEDAR website at www.sedar.com. Financial information is provided in the Corporation’s comparative financial statements and management discussion and analysis for its most recently completed financial year which is filed on SEDAR. The Corporation also files with the United States Securities and Exchange Commission and its Annual Report on Form 40-F is available at www.sec.gov/edgar.shtml.

Shareholders may request copies of the Corporation’s financial statements and management discussion and analysis by contacting the Corporation at 161 Bay Street, Suite 1410, P.O. Box 216, Toronto, Ontario, Canada M5J 2S1, by mail, by fax to 416-603-8565, or by telephone at 416-361-3562.

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APPROVALS AND SIGNATURE

The contents and distribution of this Information Circular to each shareholder entitled to receive notice of the Meeting, to each director of the Corporation, to the auditor of the Corporation, and to the appropriate governmental agencies, has been approved by the Board.

DIRECTOR’S APPROVAL

The contents and distribution of this Information Circular to the shareholders of the Corporation has been approved by the Board. Unless otherwise specified, information contained in this Information Circular is given as of May 27, 2022.

ON BEHALF OF THE BOARD

“Mark Wall”

MARK WALL

President and Chief Executive Officer

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SCHEDULE “A”

Mountain Province Diamonds Inc.

Charter of the

Audit Committee of the Board of Directors

Mandate

A.	Role and Objectives

The Audit Committee (the “Committee”) is a committee of the Board of Directors (the “Board”) of Mountain Province Diamonds Inc. (“MPV” or the “Company”) established for the purpose of overseeing the accounting and financial reporting process of MPV and external audits of the consolidated financial statements of MPV. In connection, therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to MPV’s internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit. The Committee also recommends for Board approval MPV’s audited annual consolidated financial statements and other mandatory financial disclosure.

MPV’s external auditor is accountable to the Board and the Committee as representatives of shareholders of MPV. The Committee shall be directly responsible for overseeing the relationship of the external auditor. The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities. The external auditor shall report directly to the Committee.

The objectives of the Committee are as follows:

1.	to be satisfied with the credibility and integrity of financial reports;
2.	to support the Board in meeting its oversight responsibilities in respect of the preparation and disclosure of financial reporting, including the consolidated financial statements of MPV;
3.	to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;
4.	to be satisfied with the external auditor’s independence and objectivity; and
5.	to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and MPV’s external auditor.
B.	Composition
1.	The Committee shall comprise at least three directors, none of whom shall be an officer or employee of MPV or any of its subsidiaries or any affiliate thereof. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with MPV or any affiliate thereof which could reasonably interfere with the exercise of the member’s independent judgment. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

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2.	Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of MPV.
3.	The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Committee Chair shall satisfy the independence, financial literacy and experience requirements as described above.
4.	The Committee shall have access to such officers and employees of MPV and to such information respecting MPV as it considers necessary or advisable in order to perform its duties and responsibilities.
C.	Meetings
1.	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.
2.	A quorum for meetings of the Committee shall be a majority of its members.
3.	Meetings of the Committee shall be scheduled at least quarterly and at such other times during each year as it deems appropriate. Minutes of all meetings of the Committee shall be taken. The CFO shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at each meeting, as determined necessary.
4.	The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.
5.	The Committee shall meet periodically with MPV’s external auditor in connection with the preparation of the annual consolidated financial statements and otherwise as the Committee may determine, part or all of each such meeting to be in the absence of management.
D.	Responsibilities

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of MPV and external audits of MPV’s consolidated financial statements. In that regard, the Committee shall:

1.	satisfy itself on behalf of the Board with respect to MPV’s internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements. The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of MPV (on a consolidated basis), and the manner in which these matters may be, or have been, disclosed in the financial statements;
2.	review with management and the external auditor the annual consolidated financial statements of MPV, the reports of the external auditor thereon and related financial reporting, including Management’s Discussion and Analysis and any earnings press releases, (collectively, “Annual Financial Disclosures”) prior to their submission to the Board for approval. This process should include, but not be limited to:

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(a)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year’s financial statements;
(b)	reviewing significant accruals, reserves or other estimates;
(c)	reviewing accounting treatment of unusual or non-recurring transactions;
(d)	reviewing the adequacy of any reclamation fund;
(e)	reviewing disclosure requirements for commitments and contingencies;
(f)	reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and
(g)	reviewing unresolved differences between MPV and the external auditor.

Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosures;

•	review with management all interim consolidated financial statements of MPV and related financial reporting, including Management’s Discussion and Analysis and any earnings press releases, (collectively “Quarterly Financial Disclosures”) and, if thought fit, approve all Quarterly Financial Disclosures;
•	be satisfied that adequate procedures are in place for the review of MPV’s public disclosure of financial information extracted or derived from MPV’s financial statements, other than Annual Financial Disclosures or Quarterly Financial Disclosures, and shall periodically assess the adequacy of those procedures;
•	review with management and recommend to the Board for approval, any financial statements of MPV which have not previously been approved by the Board and which are to be included in a prospectus of MPV;
•	review with management and recommend to the Board for approval, MPV’s Annual Information Form;
•	with respect to the external auditor:
(a)	receive all reports of the external auditor directly from the external auditor;
(b)	discuss with the external auditor:
(i)	critical accounting policies;
(ii)	alternative treatments of financial information within GAAP discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and
(iii)	other material, written communication between management and the external auditor;
(c)	consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;
(d)	review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor’s fees, and make a recommendation to the Board as to the compensation of the external auditor;

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(e)	when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;
(f)	oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;
(g)	review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with MPV and its affiliates in order to determine the external auditor’s independence, including, without limitation:
(i)	requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all relationships that may reasonably be thought to bear on the independence of the external auditor with respect to MPV;
(ii)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and
(iii)	recommending that the Board take appropriate action in response to the external auditor’s information to satisfy itself of the external auditor’s independence;
(h)	as may be required by applicable securities laws, rules and guidelines, either:
(i)	pre-approve all non-audit services to be provided by the external auditor to MPV (and its subsidiaries, if any), or, in the case of de minimis non-audit services, approve such non-audit services prior to the completion of the audit; or
(ii)	adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;
(i)	review and approve the hiring policies of MPV regarding partners, employees and former partners and employees of the present and former external auditor of MPV;
3.	(a) establish procedures for:
(i)	the receipt, retention and treatment of complaints received by MPV regarding accounting, internal accounting controls or auditing matters; and
(ii)	the confidential, anonymous submission by employees of MPV of concerns regarding questionable accounting or auditing matters; and
(b)	review with the external auditor its assessment of the internal controls of MPV, its written reports containing recommendations for improvement, and MPV’s response and follow-up to any identified weaknesses;
4.	with respect to risk management, be satisfied that MPV has implemented appropriate systems of internal control over financial reporting (and review management’s assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;
5.	review annually with management and the external auditor and report to the Board on insurable risks and insurance coverage; and
6.	engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.

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